Exhibit 10.25

CERTAIN CONFIDENTIAL PORTIONS HAVE BEEN REDACTED FROM THIS EXHIBIT BECAUSE THEY ARE BOTH (i) NOT MATERIAL AND (ii) A TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL. INFORMATION THAT HAS BEEN OMITTED HAS BEEN IDENTIFIED IN THIS DOCUMENT WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

EXECUTION VERSION

AMENDED AND RESTATED

EQUITY PURCHASE AGREEMENT

dated as of

September 12, 2024

by and between

SanDisk China Limited

and

i

SCHEDULES AND EXHIBITS

Schedule I	Example Net Working Capital Calculation

Exhibit A	Form of Letter of Guarantee
Exhibit B	Knowledge of Purchaser List
Exhibit C	Knowledge of Seller
Exhibit D	Form of Shareholders Agreement
Exhibit E	Terms of Supply Agreement

SELLER DISCLOSURE LETTER

INDEX OF DEFINED TERMS

Defined Term	Page

2023 Balance Sheet	21
Accounting Principles	1
Acquisition Proposal	2
Action	1
Actual Net Debt Amount	2
Actual Working Capital
Adjustment Amount	2
Actual Working Capital Amount	2
Adjusted Controller Working
Capital Amount	50
Affiliate	2
Affiliate Transactions	30
Agreement	1
Amended and Restated Articles of Association	2
AMR Approval	2
AMR Submission Date	3
Ancillary Agreements	3
Anti-Corruption Laws	3
Application Documents	40
Base Purchase Price	3
Business Day	3
Cash	3
Closing	16
Closing Cash	3
Closing Date	17
Closing Debt	3
Company	1
Company Capital Account Bank	4
Company Contracts	28
Company Employees	42
Company Material Adverse
Effect	3
Company Real Property	24
Company Real Property Leases	4
Company Transaction Expenses	4
Completion Accounts	15
Condition to Closing	54
Confidential Information	38
Consent	4

Defined Term	Page

Contract	4
Control	4
Controller Pro Rata Value	50
Controller Suppliers	50
Controller Transition Period	49
Controller Working Capital
Amount	49
Data Protection Laws	30
Deductible	60
Deferred Payment	16
Deferred Payment Date	16
Determination Date	5
Direct Claim	61
Dispute	68
Dispute Notice	16
Disputed Matters	16
Employee Benefit Plan	5
Environmental Law	5
Estimated Closing Payment	5
Estimated Net Debt Amount	14
Estimated Working Capital
Adjustment Amount	14
Estimated Working Capital
Amount	14
Exchange Rate	73
Excluded Assets	36
Excluded Employees	37
Final Objection Date	16
Financial Statements	21
Flash Spin-off	5
Fraud	5
Full Transition	49
General Enforceability
Exceptions	6
Government Official	31
Governmental Authority	6
Hazardous Materials	6
HKIAC	68
Hong Kong	6
Indebtedness	6

v

Indemnification Tax Benefit	61
Indemnified Person	60
Indemnifying Person	60
Independent Accountant	15
Intellectual Property	6
Interim Period	6
Knowledge of Purchaser	6
Knowledge of Seller	7
Labor Organization	7
Law	7
Letter of Guarantee	7
Lien	7
Longstop Date	54
Losses	7
Major Suppliers	29
Major Supply Agreements	29
Offshore Plans	8
Order	7
Organizational Documents	7
Original Agreement	1
Partial Transition	50
Parties	1
Party	1
Permits	29
Permitted Lien	8
Person	8
Post-Closing Bonus Plan	42
PRC	8
PRC Anti-Monopoly Law	8
PRC Antitrust Clearance	8
PRC Withholding Tax	8
Pre-Closing Tax Period	8
Purchase Price	12
Purchased Interest	12
Purchaser	1
Purchaser Guarantor	8
Purchaser Material Adverse
Effect	9
Purchaser Releasor	64
Purchaser Termination Fee	57
Registration ETA	70
Replacement Cash Awards	42
Representative	9

Restraints	51
SAFE Registration Voucher	9
SAMR	9
Sanctioned Person	9
Sanctions Laws	9
Second Installment Payment	13
Seller	1
Seller Controller Inventory	50
Seller Disclosure Letter	9
Seller Fundamental
Representations	9
Seller Material Adverse Effect	9
Seller Releasee	64
Seller Termination Fee	57
Seller’s Account	12
Shareholders Agreement	10
SOFR	10
Solvent	10
Statement Date	21
Straddle Period	44
Subsidiary	10
Supply Agreement	10
Target Working Capital Amount	10
Tax Claim	45
Tax Return	10
Taxes	10
Taxing Authority	11
Termination Fee	57
Third-Party Claim	62
Transaction Deductions	11
Transfer Taxes	47
Transition of Controller
Suppliers	49
Transition Services Agreement	11
U.S.	11
U.S. Dollar	11
United States	11
Unvested WDC RSU	42
US$	11
VDR	11
Vested WDC RSUs	42
WDC RSUs	42

AMENDED AND RESTATED EQUITY PURCHASE AGREEMENT

RECITALS

WHEREAS, Seller owns 100% of all rights and interests in the registered capital of the Company;

WHEREAS, upon the terms and subject to the conditions set forth herein, Seller desires to sell and assign to Purchaser, and Purchaser desires to purchase and assume from Seller, 80% equity interest in the Company;

WHEREAS, the Parties entered into that certain Equity Purchase Agreement, dated as of March 4, 2024 (the “Original Agreement”) with respect to the transactions referenced in the foregoing recital; and

WHEREAS, the Parties desire to enter into this Agreement to amend and restate the Original Agreement in its entirety, in accordance with the terms and conditions of the Original Agreement (including without limitation, Section 9.4 thereof), with effect from the execution and delivery of the Original Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement and for good and valuable consideration, the receipt and sufficiency of which the parties hereby acknowledge, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions

When used in this Agreement, the following terms shall have the respective meanings set forth below:

“Accounting Principles” means the accounting principles generally accepted in the PRC consistently applied in accordance with the Company’s past practice.

“Action” means any charge, claim, action, complaint, petition, investigation, appeal, suit, arbitration, litigation, grievance, inquiry or other proceeding, whether administrative, civil, regulatory or criminal, whether at law or in equity, or otherwise under any applicable Law, and whether or not before any mediator, arbitrator or Governmental Authority.

“Actual Net Debt Amount” means the amount equal to (a) Closing Debt, minus (b) Closing Cash. For the avoidance of doubt, the Actual Net Debt Amount may be a negative number.

“Actual Working Capital Amount” means as of 12:01 a.m. Beijing time on the Closing Date, (a) the current assets of the Company as of such time (excluding Closing Cash), minus (b) the current liabilities of the Company as of such time (excluding Closing Debt), in each case, calculated in accordance with the Accounting Principles on a basis consistent with the illustrative sample calculation set forth on Schedule I attached hereto. For purposes of the calculation of Actual Working Capital Amount, (i) current assets shall include all current Tax assets allocable to the Taxable period that is deemed to end on the Closing Date pursuant to, and in accordance with, Section 5.10(a) and shall expressly exclude all deferred Tax assets; and (ii) current liabilities shall expressly exclude: (w) Indebtedness; (x) Company Transaction Expenses; (y) all deferred Tax liabilities; and (z) all current Tax liabilities not allocable to the Taxable period that is deemed to end on the Closing Date (or any earlier Taxable period) pursuant to Section 5.10(a).

“Actual Working Capital Adjustment Amount” means the amount equal to (a) the Actual Working Capital Amount, minus (b) the Target Working Capital Amount. For the avoidance of doubt, the Actual Working Capital Adjustment Amount may be a negative number.

“Acquisition Proposal” means any agreement, offer, proposal or bona fide indication of interest (other than (i) this Agreement or any other offer, proposal or indication of interest by Purchaser or any of its Affiliates, and (ii) any offer, proposal or indication of interest with respect to or as a result of a Flash Spin-off), or any public announcement of intention to enter into any such agreement or of (or intention to make) any such offer, proposal or bona fide indication of interest, relating to, or involving: (a) any acquisition or purchase of the Company or any merger, amalgamation, arrangement, consolidation, business combination or similar transaction involving the Company; (b) any sale, lease, mortgage, pledge, exchange, transfer, license, acquisition, or disposition (other than in the ordinary course of business consistent with past practice) of all or substantially all of the assets or business of the Company in any single transaction or series of related transactions; (c) any liquidation, winding-up, dissolution, recapitalization or other corporate reorganization of the Company, or any extraordinary dividend, whether of cash or other property; or (d) any other transaction undertaken by Seller, the Company or any of their Representatives which would reasonably be expected to prevent, impede or delay the consummation of the transactions contemplated by this Agreement.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly Controls, Controlled by or under common Control with, such first Person.

“Amended and Restated Articles of Association” means the Amended and Restated Articles of Association of the Company, with effect from the date on which the Company submits the application for the AMR Approval.

of an 80% equity interest in the Company and Seller is the owner of a 20% equity interest in the Company; and (b) the Amended and Restated Articles of Association of the Company, the appointment of directors, supervisors and legal representative nominated by Purchaser and Seller pursuant to the Shareholders Agreement and the Amended and Restated Articles of Association, and the resignation of such Persons from such positions of the Company as set forth in Section 2.9(a)(iii) have been filed with SAMR.

“AMR Submission Date” means the official acceptance date by SAMR of the application for the AMR Approval.

“Ancillary Agreements” means, collectively, the Shareholders Agreement, the Amended and Restated Articles of Association, the Supply Agreement, the Transition Services Agreement and the Registration ETA, each as defined herein.

“Anti-Corruption Laws” means all applicable PRC and non-PRC Laws for the prevention of public or commercial corruption and bribery.

“Base Purchase Price” means US$436,800,000.

“Business Day” means any day that is not a Saturday, Sunday, legal holiday, or other day on which commercial banks are required or authorized to be closed for general business in, Shanghai, PRC or the State of California, United States.

“Cash” means, as of a given time, all cash, cash equivalents and other similar deposits at such time, as determined in accordance with the Accounting Principles; provided, however, that “Cash” shall: (a) be calculated net of issued but uncleared checks, wire transfers and drafts written or issued by the Company at such time and (b) include all uncleared checks, wire transfers and drafts deposited or pending deposit for the account of the Company at such time.

“Closing Cash” means, as of 12:01 a.m. Beijing time on the Closing Date, all Cash of the Company.

“Closing Debt” means, as of 12:01 a.m. Beijing time on the Closing Date, all Indebtedness of the Company for borrowed money, together with accrued and unpaid interest thereon, required to be reflected as Indebtedness on the balance sheet of the Company as of such time.

“Company Material Adverse Effect” means any event, development or change that has had or would reasonably be expected to have a material adverse effect on the businesses, assets, liabilities, properties, financial or other conditions or operations, or results of operations of the Company, other than any event, development or change, either alone or in combination, relating to or arising out of: (a) general economic, regulatory or political conditions, global, international, national or regional political, economic, financial or social conditions, or conditions in the financial, credit, debt, currency, capital or securities markets (including changes in interest or currency exchange rates); (b) (i) any acts of God (including weather, meteorological conditions or climate, pandemics, storms, earthquakes, floods, hurricanes, tornadoes, volcanic eruptions, natural disasters or other acts of nature), or (ii) any effect, event, change, development or occurrence resulting from an outbreak, or any escalation, worsening or diminution of, terrorism, hostilities, sabotage, cyber attack, war, military actions, political instability or other regional, national or international calamity, crisis or emergency, or any governmental or other response to any of the foregoing; (c) any event, development or change in any of the industries or markets in which the Company operates, including cyclical fluctuations and trends; (d) any enactment of, change in, or change in the interpretation of, applicable Law or in the Accounting Principles or other applicable accounting standards, or in each case any change in the interpretation thereof or the adoption or addition of any new Laws or rules, or the rescission, expiration or retirement of any current Law or rule; (e) the announcement, pendency or performance of the transactions contemplated hereby, including by reason of the identity of Purchaser, or any Affiliate of Purchaser, or any communication by Purchaser regarding the plans or intentions of Purchaser with respect to the conduct of the business of the Company, and including the impact of any of the foregoing on any relationships, contractual or otherwise, with customers, suppliers, distributors, collaboration partners, employees or regulators; (f) any action taken, or failure to take any action, in each case, to the extent such action or failure to take action is required by the express terms of this Agreement or to which Purchaser has approved, consented or requested; or (g) any effect, event, change, development, occurrence or circumstance resulting from any breach of this Agreement by Purchaser.

“Company Capital Account Bank” means the Shanghai Municipal branch of Industrial and Commercial Bank of China, where the Company maintains its capital account.

“Company Real Property Leases” means the real property leases, subleases, licenses, and other agreements with respect to the Company Real Property (as defined below), including all amendments, modifications, supplements, extensions, renewals, guaranties or other agreements with respect thereto, pursuant to which the Company is a party.

“Company Transaction Expenses” means, except as otherwise set forth in this Agreement, the aggregate amount of all reasonable out-of-pocket fees and expenses (whether or not yet invoiced), incurred by, or on behalf of, or to be paid by, the Company as of the Closing relating to the performance of the Company’s obligations (including the payments payable to any Company Employee under the Post-Closing Bonus Plan in accordance with Section 5.6(b)(iii), but excluding any post-Closing liabilities or obligations arising as a result of the occurrence of one or more additional post-Closing events under so-called “double-trigger” severance provisions contained in any Employee Benefit Plan). For the avoidance of doubt, “Company Transaction Expenses” excludes costs and expenses incurred by the Company in connection with the termination, transition or transfer of the Excluded Employees.

“Consent” means any consent, approval, authorization, release, waiver, permit, grant, franchise, concession, agreement, license, exemption or order of, registration, certificate issued by any Person, including any Governmental Authority.

“Contract” means a contract, agreement, indenture, note, bond, loan, instrument, lease, mortgage, franchise, license, commitment, purchase order, and other legally binding arrangement, whether written or oral, but excluding all Employee Benefit Plans.

“Control” of a given Person means the power or authority, whether exercised or not, to direct the business, management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by Contract or otherwise; provided, that such power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the members or shareholders of such Person or power to control the composition of a majority of the board of directors of such Person. The terms “Controlled” and “Controlling” have meanings correlative to the foregoing.

“Determination Date” means the date on which the Completion Accounts, the Actual Net Debt Amount, the Actual Working Capital Amount and the Actual Working Capital Adjustment Amount become final and binding on Seller and Purchaser pursuant to Section 2.5(c) or Section 2.5(d), as applicable.

“Environmental Law” means any appliable Law relating to environmental impact assessment, environmental related permits/filings, the pollution of the environment or natural resources or the protection of human health and safety from the presence of Hazardous Materials.

“Employee Benefit Plan” means each plan, program, policy, agreement, or arrangement: (a) that is sponsored or maintained by the Company; (b) to which the Company is a party or with respect to which the Company has any present liability; or (c) the Offshore Plans, in each case of clauses (a) and (b), that is (i) an employment, profit-sharing, deferred compensation, bonus, stock option, phantom stock, stock units, stock purchase, performance unit, stock appreciation right, employee stock ownership, equity compensation, pension, retirement, severance, change of control, retention, supplemental unemployment benefits, employee loan, welfare or incentive compensation plan, policy, program, agreement or arrangement; (ii) any plan, policy, program, agreement or arrangement providing for “fringe benefits,” perquisites or “survivor benefits”; and (iii) any plan, policy, program, agreement or arrangement providing for hospitalization, health, welfare, dental, disability, life insurance or other similar payments or benefits; provided, however, that for purposes of this definition, in no event shall an Employee Benefit Plan include any arrangement maintained by a Governmental Authority to which the Company is required to contribute under applicable Law.

“Estimated Closing Payment” means US$218,400,000, minus 80% of the Estimated Net Debt Amount, plus 80% of the Estimated Working Capital Adjustment Amount.

“Flash Spin-off” means a disposition or spin-off of all, or substantially all, of the flash business of Western Digital Corporation.

“Fraud” means, with respect to a Party, an actual and intentional misrepresentation of a material existing fact pursuant to any representation or warranty in Article III or Article IV given by such Party, where (i) such Party had Knowledge of the falsity of such fact, (ii) the misrepresentation was made for the purpose of inducing the other Party to act, (iii) other Party justifiably relied upon such misrepresentation and suffered resulting Losses, and (iv) such misrepresentation would entitle the other Party to revocation of this Agreement (or the transactions contemplated under this Agreement) under Article 148 and/or Article 149 of the Civil Code of the People’s Republic of China. For the avoidance of doubt, Fraud shall not include any claim for negligent misrepresentations or any tort based on negligence or any theory of fraud otherwise not recognized by Article 148 or Article 149 of the Civil Code of the People’s Republic of China.

“General Enforceability Exceptions” means, collectively, (a) applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally from time to time in effect; and (b) the availability of specific performance, injunctive relief, protective order or similar remedies.

“Governmental Authority” means any government of any nation, federation, province or state or any other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any governmental authority, agency, department, board, commission or instrumentality of the PRC or any other country, or any political subdivision thereof, any court, tribunal or arbitrator, and any self-regulatory organization.

“Hazardous Materials” means any substance regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil or words of similar meaning or effect under any Law relating to pollution, waste or the environment.

“Hong Kong” means the Hong Kong Special Administrative Region of the PRC.

“Indebtedness” means, with respect to the Company, without duplication: (a) indebtedness for borrowed money; (b) obligations evidenced by bonds, notes, debentures or other similar instruments or, in each case and only to the extent drawn by the counterparty thereto, letters of credit or performance bonds; (c) obligations under derivative financial instruments, including interest rate swaps; (d) obligations for any deferred purchase price of property, services, stocks or assets with respect to which the Company is liable (but excluding trade payables, accrued expenses and accruals incurred in the ordinary course of business and earn-outs not yet earned); (e) that portion of any obligations under any capitalized lease that is classified, in conformity with the Accounting Principles, as a liability on the balance sheet of the Company; (f) accrued and unpaid interest, if any, on and all make-whole amounts, prepayment penalties, breakage fees and other exit fees paid or payable in the event that any of the foregoing is to be repaid or otherwise discharged; and (g) all guarantees of the obligations of other Persons described in the immediately precedent clauses (a) through (f). For purposes of this Agreement, “Indebtedness” shall expressly exclude: (i) all current liabilities, calculated in accordance with the Accounting Principles; (ii) Company Transaction Expenses; (iii) all Tax liabilities; and (iv) all Purchaser fees and expenses.

“Intellectual Property” means all intellectual property, including all: (a) patents, patent applications, invention disclosures and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof; (b) trademarks, service marks, domain names, logos, business name, slogans, trade dress, design rights and other similar designations of source or origin; (c) copyrights; (d) trade secrets; and know-how; and (e) all applications and registrations for any of the foregoing.

“Interim Period” means the period from and after the date of the Original Agreement until the earlier to occur of (a) the Closing and (b) the date this Agreement is otherwise terminated pursuant to Article VII.

“Knowledge of Purchaser” has the meaning set forth in Exhibit B attached hereto.

“Knowledge of Seller” has the meaning set forth in Exhibit C attached hereto.

“Labor Organization” means any labor union, labor organization, workers’ association or works council.

“Law” means any and all provisions of any applicable constitution, treaty, statute, law, regulation, ordinance, code, rule, or rule of common law, any governmental approval, concession, grant, franchise, license, agreement, directive, requirement, or other governmental restriction or any similar form of decision of, or determination by, or any interpretation or administration of any of the foregoing by, any Governmental Authority, in each case as amended, and any and all applicable Orders.

“Letter of Guarantee” means the Letter of Guarantee issued by the Purchaser Guarantor in favor of Seller, to guarantee the payment obligations of Purchaser with respect to the Estimated Closing Payment, any adjustment to the Estimated Closing Payment payable to Seller, the Second Installment Payment and, each Deferred Payment, pursuant to the terms of this Agreement, substantially in the form as set forth in Exhibit A hereto, which shall provide, among other things, that the aggregate amount payable by the Purchaser Guarantor thereunder does not exceed US$680,000,000 and the obligations of the Purchaser Guarantor thereunder will expire as of December 31, 2029.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, hypothecation, claim, encroachment, easement, adverse claim, option, security interest or encumbrance of any kind with respect to such asset. For the avoidance of doubt, the license or other grant of rights with respect to Intellectual Property as explicitly set out in the Seller Disclosure Letter, in and of itself, shall not be deemed to be a Lien.

“Losses” means, with respect to a breach of any representation or warranty or any breach or non-fulfillment by a Party of any of its covenants or agreements under this Agreement, all costs, expenses, damages, obligations, liabilities, assessments, judgments, losses, settlements, awards and fees (including any reasonable legal fees and other reasonable expenses incurred in connection with, and any amounts paid in settlement of, any pending or threatened Action) actually suffered, sustained, incurred or paid by the relevant Person(s) to be indemnified, to the extent directly arising out of or resulting from the breach of any such representation, warranty, covenant or agreement (as the case may be).

“Order” means any applicable order, ruling, decision, verdict, decree, writ, subpoena, mandate, precept, command, directive, consent, approval, award, judgment, injunction or other similar determination or finding by, before or under the supervision of any Governmental Authority.

“Organizational Documents” with respect to a particular legal entity, the articles of incorporation, certificate of incorporation, formation or registration (including, if applicable, certificates of change of name), memorandum of association, articles of association, bylaws, articles of organization, limited liability company agreement, trust deed, trust instrument, operating agreement, joint venture agreement, business license, or similar or other constitutive, governing, or charter documents, or equivalent documents, of such entity.

“Offshore Plans” means, all material benefit or compensation plans, policies or programs that are sponsored or maintained by Seller or its offshore Affiliates and covering all or part of the employees of the Company, including, without limitation, the Western Digital Corporation Amended and Restated 2017 Performance Incentive Plan, amended and restated as of August 11, 2020, and Western Digital Corporation Amended and Restated 2021 Long-Term Incentive Plan, amended and restated as of August 22, 2023.

“Permitted Lien” means all: (a) Liens for Taxes or other governmental charges not yet due or payable or that are being contested in good faith; (b) statutory mechanics’, carriers’, workers’, repairers’ and similar statutory Liens incurred in the ordinary course of business; (c) easements, rights of way, zoning ordinances or other, similar encumbrances, as identified in real property ownership certificates or title reports or compulsorily permitted by applicable Laws, affecting the Company Real Property; (d) Liens that shall be released prior to or as of the Closing; (e) Liens with respect to any obligations as lessee under capitalized leases as disclosed in the VDR; (f) rights, interests, Liens or titles of, a licensor, sublicensor, licensee, sublicensee, lessor or sublessor under any license, lease or other similar agreement or in the property being leased or licensed to the Company incurred in the ordinary course of business; and (g) Liens (if any) set forth in Section 1.1 of the Seller Disclosure Letter.

“Person” means any individual, corporation, partnership, limited partnership, proprietorship, association, limited liability company, firm, trust, estate or other enterprise or entity.

“PRC” means the People’s Republic of China, solely for purposes of this Agreement, excluding Hong Kong, the Macau Special Administrative Region and the region of Taiwan.

“PRC Anti-Monopoly Law” means the Anti-Monopoly Law of the PRC promulgated on August 30, 2007, amended on June 24, 2022 and effective as so amended as of August 1, 2022, and any amendment thereto.

“PRC Antitrust Clearance” means (i) a decision or other document issued by SAMR approving the transactions contemplated hereby pursuant to the PRC Anti-Monopoly Law or (ii) the relevant statutory periods for a decision by SAMR prescribed by the PRC Anti-Monopoly Law, including any extensions thereof, having expired and no Restraint having been raised or imposed by SAMR with respect to the transactions contemplated hereby.

“PRC Withholding Tax” means the amount of any withholding Tax imposed on the transfer of the Purchased Interest by Seller to Purchaser pursuant to this Agreement (including any Tax imposed on the payment of any contingent or deferred payments relating thereto) as assessed and finally determined by a competent PRC Taxing Authority.

“Pre-Closing Tax Period” shall mean any taxable period ending on or before the Closing Date, and, with respect to any taxable period beginning on or before and ending after the Closing Date, the portion of such taxable period ending at the end of the Closing Date.

“Purchaser Guarantor” means Bank of Communications, Ltd., Singapore Branch.

“Purchaser Material Adverse Effect” means any event, development or change that has had, or would reasonably be expected to have, a material adverse effect on the ability of Purchaser to perform its obligations under this Agreement, or that would prevent or materially impede, interfere with, hinder or delay the consummation by Purchaser of the transactions contemplated hereby.

“Representative” means, with respect to any Person, its officers, directors, employees, Affiliates, financial advisors, attorneys, accountants, actuaries, consultants and other agents, advisors and representatives.

“SAMR” means the State Administration for Market Regulation of the PRC, or, with respect to the issuance of any business license or filing or registration to be effected by or with the Administration for Market Regulation of the PRC, any Governmental Authority which is similarly competent to issue such business license or accept such filing or registration under the Laws of the PRC.

“Sanctioned Person” means any individual or entity that is the subject or target of sanctions or restrictions under Sanctions Laws, including: (i) any individual or entity listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including, without limitation, OFAC’s Specially Designated Nationals and Blocked Persons List and the EU Consolidated List; or (ii) any entity that is, in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise Controlled by a person or persons described in clause (i) above.

“Sanctions Laws” means all applicable U.S. and non-U.S. Laws relating to economic or trade sanctions, including, without limitation, the Laws administered or enforced by the United States (including by OFAC or the U.S. Department of State), those promulgated by the European Union as required to be enforced by its member states and as promulgated by the United Nations as required to be enforced by its member states.

“Seller Disclosure Letter” means the written disclosure letter, dated as of the date of the Original Agreement, delivered by Seller to Purchaser in connection with the execution and delivery of the Original Agreement.

“Seller Fundamental Representations” means the representations and warranties of Seller contained in Section 3.1 (Organization and Qualification), Section 3.2 (Authorization; Enforceability), Section 3.3(a) (solely with respect to clause (i) thereof) and Section 3.3(b) (Consents and Approvals; No Violations), Section 3.5 (Ownership of Equity Interests), Section 3.6(a) (Organization and Qualification), Section 3.7 (Capitalization and Corporate Structure), and Section 3.29 (Brokers).

“Seller Material Adverse Effect” means any event, development or change that has had, or would reasonably be expected to have, a material adverse effect on (i) the ability of Seller to perform its obligations under this Agreement, or that would prevent or materially impede, interfere with, hinder or delay the consummation by Seller of the transactions contemplated hereby; and/or (ii) the ability of Western Digital Technologies, Inc. to assume joint and several liability with Seller for any amounts payable by Seller to Purchaser under this Agreement.

“Shareholders Agreement” means the Shareholders Agreement, substantially in the form of Exhibit D hereto.

“SOFR” means the one (1)-month CME Term SOFR published by CME Group Inc..

“Solvent” when used with respect to any Person, means that, as of any date of determination: (a) the amount of the “fair saleable value” of the assets of such Person shall, as of such date, exceed: (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors; and (ii) the amount that shall be required to pay the probable liabilities of such Person on its existing debts (including contingent liabilities) as such debts become absolute and matured; (b) such Person shall not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date; and (c) such Person shall be able to pay its liabilities, including contingent and other liabilities, as they mature. For the purpose of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person shall be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

“Subsidiary” means, with respect to any specified Person, any other Person that is Controlled directly or indirectly by such given Person.

“Supply Agreement” means the Manufacturing and Supply Agreement to be entered into by and between the Company and Seller as of the Closing, which shall, among other terms, include the provisions set forth in Exhibit E.

“Target Working Capital Amount” means US$72,205,000.

“Tax Return” means any return, declaration, report, claim for refund or information return, certificate, bill, statement or other written information required to be filed with any Taxing Authority relating to Taxes, including any supplement, schedule or attachment thereto, and including any amendment thereof.

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts, and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Taxing Authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs’ duties, tariffs, and similar charges. The term “Taxable” has meanings correlative to the foregoing.

“Taxing Authority” means the State Taxation Administration of the PRC and its local counterparts, and any other Governmental Authority in China and/or other countries and jurisdictions responsible for the collection or enforcement of any Taxes.

“Transaction Deductions” means all Tax losses, deductions, expenses or similar items incurred or deductible by the Company as a result of, in connection with or in anticipation of the transactions contemplated by this Agreement, including losses, deductions and expenses related to: (i) the payment of any change in control or stay bonuses, or similar compensatory amounts, to employees or other service providers to the Company; (ii) the acceleration of deferred financing fees related to the repayment of Indebtedness; and (iii) the payment of any fees or other expenses associated with the transactions contemplated by this Agreement that are not required to be capitalized, including fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors, service providers and third-party fees and expenses paid or payable by the Company (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the transactions contemplated by this Agreement.

“Transition Services Agreement” means the Transition Services Agreement to be entered into by and between the Company and Seller as of the Closing.

“U.S.” or “United States” means the United States of America.

“US$” or “U.S. Dollar” means the legal tender of the United States.

“VDR” means Intralinks virtual data site entitled “Project Visage” maintained by Seller.

ARTICLE II

PURCHASE AND SALE; CLOSING

Section 2.1 Purchase and Sale

(a) Subject to the terms and conditions of this Agreement, at the Closing, Seller agrees to sell, transfer and assign to Purchaser, and Purchaser agrees to purchase, acquire and accept from Seller, legal and beneficial title and ownership to an 80% equity interest in the Company (the “Purchased Interest”), for the consideration specified in Section 2.2.

(b) As of the Closing, subject in all cases to the Purchaser’s obligation to pay the Purchase Price (as defined below) hereunder: (i) Purchaser shall be deemed to have acquired the ownership of the Purchased Interest and shall assume all of the rights, responsibilities and obligations of Seller with respect to the Purchased Interest under applicable Laws and as set forth in the Organizational Documents of the Company; (ii) Seller shall cease to hold any interest in the Purchased Interest and shall cease to have any obligations attached thereto; and (iii) Purchaser will hold an 80% equity interest in the Company, and Seller will hold the remaining 20% equity interest in the Company.

Section 2.2 Purchase Price

(a) The consideration payable for the Purchased Interest shall be the “Purchase Price”, which shall be an amount equal to (i) the Base Purchase Price, minus (ii) 80% of the Actual Net Debt Amount (as finally determined pursuant to Section 2.5(c) or Section 2.5(d), as applicable), plus (iii) 80% of the Actual Working Capital Adjustment Amount (as finally determined pursuant to Section 2.5(c) or Section 2.5(d), as applicable), plus (iv) the Deferred Payments; provided, that the Purchase Price, after any adjustments to any component thereof as provided for in this Agreement, shall in no event exceed US$680,000,000 in the aggregate.

(b) The Purchase Price shall be paid by Purchaser to Seller by wire transfer of immediately available funds in U.S. Dollar to a bank account designated by Seller, which account shall be designated by Seller no less than: (x) with respect to the Estimated Closing Payment, ten (10) Business Days prior to the Closing Date, and (y) with respect to each other payment payable pursuant to this Section 2.2(b), ten (10) Business Days prior to the date for payment thereof (the “Seller’s Account”), as follows:

(i) the Estimated Closing Payment, net of applicable Taxes in accordance with Section 5.10(f), shall be paid promptly, but in no event later than five (5) Business Days, following the Closing;

(ii) subject to Section 2.4(d), any adjustment to the Estimated Closing Payment (if is a positive number) payable to Seller, net of applicable Taxes in accordance with Section 5.10(f), shall be paid promptly, but in no event later than the later of (A) payment date of the Second Installment Payment (as set forth below) and (B) the third (3rd) Business Day following the Determination Date; provided, however, that if the adjustment to the Estimated Closing Payment is a negative number, then subject to Section 2.4(d), Seller shall pay such amount to Purchaser promptly, but in no event later than the payment date of the Second Installment Payment (as set forth below), following the Determination Date;

(iii) US$218,400,000 (the “Second Installment Payment”), net of applicable Taxes in accordance with Section 5.10(f) and, to the extent any, the Controller Working Capital Amount (or the Adjusted Controller Working Capital Amount, as applicable) in accordance with Section 5.13, shall be paid promptly, but in no event later than three (3) Business Days, following the earlier to occur of (x) the date six (6) months following the Closing Date and (y) January 1, 2025; and

(iv) each Deferred Payment, net of applicable Taxes in accordance with Section 5.10(f), shall be paid promptly, but in no event later than three (3) Business Days, following the applicable Deferred Payment Date.

(c) If Purchaser fails to pay any amount payable under the preceding clauses, Purchaser shall pay Seller interest thereon at the rate of 1% above SOFR for the relevant days compounding annually, accruing daily from the payment due date under Section 2.2(b) (i.e., after expiration of such five (5) or three (3) Business Days, as applicable, as provided for in Section 2.2(b) with respect to such payment) and continuing until such amount, together with the interest payable thereon, has been paid in full.

(d) In the event that (A) the Estimated Closing Payment has not been paid (with such payment being evidenced by Purchaser’s presentation to Seller a bank wire reference number(s) or the SWIFT message/document showing the full amount of the Estimated Closing Payment) as of the fifth (5th) Business Day following the Closing Date and/or (B) any adjustment to the Estimated Closing Payment payable to Seller, the Second Installment Payment or any Deferred Payment has not been paid (with such payment being evidenced by Purchaser’s presentation to Seller a bank wire reference number(s) or the SWIFT message/document showing the full amount of the applicable payment) as of the third (3rd) Business Day following the date when such amount first becomes due pursuant to Section 2.2(b)(ii), Section 2.2(b)(iii) or Section 2.2(b)(iv), as applicable, then, in each case, Seller shall have the right to, upon written notice to Purchaser, immediately thereafter enforce the Letter of Guarantee for the outstanding unpaid amount of such payment according to the terms of the Letter of Guarantee. For the avoidance of doubt, (x) Seller shall not be entitled to enforce the Letter of Guarantee for the applicable payment set forth below until: (i) October 14, 2024, with respect to the Estimated Closing Payment (or any portion thereof not paid by Purchaser by such date), (ii) January 7, 2025, with respect to any adjustment to the Estimated Closing Payment payable to Seller (or any portion thereof not paid by Purchaser by such date), (iii) January 7, 2025, with respect to the Second Installment Payment (or any portion thereof not paid by Purchaser by such date), and (iv) the fourth (4th) Business Day following the first, second, third, forth and fifth anniversary of the Closing Date, with respect to each Deferred Payment due and payable following the applicable anniversary date of the Closing Date pursuant to Section 2.2(b)(iv) above (or any portion of each thereof not paid by Purchaser by the applicable date), and (y) the payments for which Seller is entitled to enforce against the Purchaser Guarantor under the Letter of Guarantee shall not include any interest accrued on such payments; provided, however, Purchaser shall remain liable for any and all interest accrued and payable on such payments as provided for in Section 2.2(c), notwithstanding Seller’s recovery of any such payments following enforcement of the Letter of Guarantee.

Section 2.3 Estimated Adjustments at Closing

(a) At least five (5) Business Days before the Closing Date, Seller shall deliver to Purchaser a written notice setting forth Seller’s good faith estimates of the Actual Net Debt Amount, the Actual Working Capital Amount and the Actual Working Capital Adjustment Amount (such estimates, the “Estimated Net Debt Amount”, the “Estimated Working Capital Amount” and the “Estimated Working Capital Adjustment Amount”, respectively), together with reasonably detailed supporting information.

(b) The Estimated Net Debt Amount, the Estimated Working Capital Amount and the Estimated Working Capital Adjustment Amount shall be used to calculate the Estimated Closing Payment.

Section 2.4 Post-Closing Adjustment

(a) Net Debt Adjustment. If 80% of the Actual Net Debt Amount (as finally determined pursuant to Section 2.5(c) or Section 2.5(d), as applicable) is:

(i) less than 80% of the Estimated Net Debt Amount then, Purchaser shall promptly, but in no event later than the date of the Second Installment Payment, pay an amount equal to such difference to Seller and the Purchase Price shall be deemed increased accordingly; or

(ii) greater than 80% of the Estimated Net Debt Amount then, Seller shall promptly, but in no event later than the date of the Second Installment Payment pay an amount equal to such difference to Purchaser and the Purchase Price shall be deemed reduced accordingly.

(b) Working Capital Adjustment. If 80% of the Actual Working Capital Adjustment Amount (as finally determined pursuant to Section 2.5(c) or Section 2.5(d), as applicable) is:

(i) less than 80 % of the Estimated Working Capital Adjustment Amount then, Seller shall promptly, but in no event later than the date of the Second Installment Payment, pay an amount equal to such difference to Purchaser and the Purchase Price shall be deemed reduced accordingly; or

(ii) greater than 80% of the Estimated Working Capital Adjustment Amount then, Purchaser shall promptly, but in no event later than the date of the Second Installment Payment, pay an amount equal to such difference to Seller and the Purchase Price shall be deemed increased accordingly.

(c) For the avoidance of doubt, if and to the extent that an item could be taken into account in one or more of the adjustments under this Section 2.4, an adjustment will only be made once for that item.

(d) The Parties agree that, to the extent any payments to be made between the Parties pursuant to this Section 2.4 are due at the same time, they shall be netted so that only one payment of the aggregate adjustments described herein will be payable by the relevant Party(ies).

(e) Each of Purchaser and Seller acknowledges and agrees that the Purchase Price adjustment provisions set forth in this Section 2.4 shall be the sole and exclusive remedy of Purchaser and Seller with respect to (i) determining whether or not any adjustment would be made to the Purchase Price pursuant to this Section 2.4 (whether or not any such adjustment was, in fact, made), (ii) determining the amount of any such adjustment and/or (iii) any other claims relating to any of the components of the Purchase Price.

Section 2.5 Completion Accounts

(a) The Parties shall engage the Independent Accountant to initiate the review of the Estimated Net Debt Amount, the Estimated Working Capital Amount and the Estimated Working Capital Adjustment Amount and the resulting calculation of the Estimated Closing Payment pursuant to Section 2.3 within ten (10) calendar days after the Closing Date, and procure the Independent Accountant to issue the draft Completion Accounts within sixty (60) days after the Closing, together with a description of the methodology used in preparation of the Completion Accounts. The Parties shall procure the Company to fully cooperate with the Independent Accountant in preparing the Completion Accounts, in particular, by fully providing all information necessary for the preparation of the Completion Accounts to the Independent Accountant during normal working hours. For purpose of this Section 2.5:

“Completion Accounts” means the closing report with respect to the balance sheet of the Company as of 12:01 a.m. Beijing time on the Closing Date, together with Independent Accountant’s calculations of the Actual Net Debt Amount, the Actual Working Capital Amount and the Actual Working Capital Adjustment Amount, in each case, which shall be prepared and calculated in accordance with the Accounting Principles.

“Independent Accountant” shall be Ernst & Young’s Affiliate in the PRC or, if Ernst & Young or such Affiliate declines to accept its appointment hereunder, such other accounting firm, qualified to practice in China and of international repute and standing mutually agreed upon by Seller and Purchaser.

(b) Upon delivery of the draft Completion Accounts, Purchaser shall ensure that all information and assistance reasonably requested by Seller is given to Seller, its Affiliates and Representatives to review Independent Accountant’s draft Completion Accounts and shall permit Representatives of Seller to have reasonable access to the books, records and other materials of the Company and the facilities and personnel of the Company, and take extracts from, or make copies of, the records, for the sole purposes of reviewing the Independent Accountant’s draft Completion Accounts. If Purchaser breaches its obligations under this Section 2.5(b), the dispute period set forth in Section 2.5(c) shall automatically be extended until such breach is cured by the breaching Party.

(c) If neither Seller nor Purchaser disputes the draft Completion Accounts within twenty (20) calendar days upon receipt of the draft Completion Accounts pursuant to Section 2.5(a) (the “Final Objection Date”), the Independent Accountant’s draft Completion Accounts will be deemed to be the final Completion Accounts and the Actual Net Debt Amount, the Actual Working Capital Amount and the Actual Working Capital Adjustment Amount set forth therein will be final and binding on the Parties.

(d) If either Seller or Purchaser identifies any manifest error in the daft Completion Accounts, such Party shall provide the other Party and the Independent Accountant with written notice of dispute with respect to any aspect of the draft Completion Accounts prior to the Final Objection Date (a “Dispute Notice”), setting forth in reasonable detail each item so disputed (all such items with manifest errors, the “Disputed Matters”), then the Parties shall work together in good faith with the Independent Accountant to resolve the Disputed Matters as soon as reasonably possible. To the extent such Disputed Matters are not resolved within fifteen (15) Business Days following the Dispute Notice, the Disputed Matters shall be resolved pursuant to Section 9.8 below. For the avoidance doubt, “manifest error” shall not include, and no Party shall challenge the determination of the Independent Accountant on the basis of, any application by the Independent Accountant of the Accounting Principles or any methodology permissive thereunder or the exercise of judgment or discretion by the Independent Accountant in connection with the preparation of the Completion Accounts which, in each case, is not unreasonable on its face.

(e) Any item or matter that is not a Disputed Matter shall become final and binding, unless the resolution of any item or matter objected to in the Dispute Notice affects any such aspect, or presupposes the inaccuracy of any such aspect, in which case such aspect shall, notwithstanding the failure to specifically dispute such aspect in the Dispute Notice, be considered disputed in the Dispute Notice.

(f) All costs and expenses of the Independent Accountant shall be borne equally by Purchaser and Seller.

Section 2.6 (Intentionally left blank).

Section 2.7 Deferred Payments

As additional consideration for the Purchased Interest, Purchaser shall pay to Seller an amount equal to US$187,200,000, in the aggregate, in the form of five (5) equal deferred payments each in the sum of US$37,440,000 (each such payment, a “Deferred Payment”) to be paid upon each twelve (12) month anniversary of the Closing Date (each, a “Deferred Payment Date”) for the five (5) annual periods immediately following the Closing.

Section 2.8 Closing

(a) Closing. The closing of the purchase and sale of the Purchased Interest (the “Closing”) shall take place: (i) at the offices of O’Melveny & Myers LLP, JC Plaza, 12th Floor, 1225 Nanjing Road West, Shanghai 200040, the People’s Republic of China at 8:01 a.m. Beijing time, on the later of (A) September 28, 2024 and (B) the third (3rd) Business Day following the date on which the last of the conditions required to be satisfied or waived pursuant to Section 6.1, Section 6.2 and Section 6.3 is either satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing); or (ii) at such other place, time or date as Purchaser and Seller may agree upon in writing. The date on which the Closing occurs is referred to herein as the “Closing Date.”

Section 2.9 Deliveries by Seller

(a) Pre-Closing Deliveries by Seller. No later than one (1) Business Day prior to the date on which the Company submits the application for the AMR Approval, Seller shall deliver or cause to be delivered to Purchaser each of the following:

(i) a counterpart to each of the Ancillary Agreements, duly executed by an authorized signatory of Seller and/or its Affiliates;

(ii) evidence that Seller has been authorized to execute this Agreement and each Ancillary Agreement to which it is a party and to enter into the transactions contemplated hereunder and thereunder; and

(iii) duly signed letters of resignation of the following Persons from the applicable position(s) of the Company, effective as of the AMR Approval: (i) Bock Kim Lee as Director, Chairman and Legal Representative, (ii) Terry (Hairong) Yao as Director, and (iii) Lucy (Yinye) Shu as Director and duly signed letters of nomination of Persons to be nominated by Seller to the application position(s) of the Company pursuant to the Shareholders Agreement and the Amended and Restated Articles of Association.

(b) Closing Deliveries by Seller. At the Closing, Seller shall deliver or cause to be delivered to Purchaser:

(i) an updated register of shareholders of the Company, certified true, accurate and complete by an officer of the Company, reflecting Purchaser as the owner of an 80% equity interest in the Company;

(ii) the revised business license of the Company issued by SAMR, and the company chop of the Company;

(iii) financial records, all accounting books and records, copies Tax returns filed and related correspondence (if any), and cryptographic keys of all bank accounts of the Company;

(iv) a roster listing all employees of the Company as of the Closing Date, specifying their name, employee ID and position; and

(v) the electronic copy (USB) of the VDR as provided to Purchaser on the date of the Original Agreement.

Section 2.10 Deliveries by Purchaser

(a) Pre-Closing Deliveries by Purchaser. No later than one (1) Business Day prior to the date on which the Company submits the application for the AMR Approval, Purchaser shall deliver or cause to be delivered to Seller each of the following:

(i) a counterpart to each of the Ancillary Agreements, duly executed by an authorized signatory of Purchaser and/or its Affiliates;

(ii) the Letter of Guarantee, duly issued by the Purchaser Guarantor in favor of Seller;

(iii) duly signed letters of nomination of Persons to be nominated by Purchaser to the application position(s) of the Company pursuant to the Shareholders Agreement and the Amended and Restated Articles of Association; and

(iv) evidence that Purchaser has been authorized to execute this Agreement and each Ancillary Agreement to which it is a party and to enter into the transactions contemplated hereunder and thereunder.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as qualified or supplemented by the Seller Disclosure Letter and the general disclosure as contemplated by Section 9.2, Seller represents and warrants to Purchaser as follows:

Section 3.1 Organization and Qualification

(a) Seller is duly formed, validly existing and in good standing (to the 18 extent the applicable jurisdiction recognizes such concept) under the Laws of the Republic of Ireland.

(b) Seller is duly qualified to do business and is in good standing (to the extent the applicable jurisdiction recognizes such concept) under the Laws of each jurisdiction in which the conduct of its business, or the character of the properties owned or leased by it, requires it to be so qualified, except where the failure to be so qualified or to be in good standing would not have a Seller Material Adverse Effect.

Section 3.2 Authorization; Enforceability

Seller has the requisite corporate or other similar power, as applicable, and has the authority to execute and deliver this Agreement and all agreements and documents contemplated hereby to be executed and delivered by it, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and such other agreements and documents and the consummation of the transactions contemplated herein and therein have been duly and validly authorized by all requisite corporate, partnership or limited liability company or other similar action, as applicable on the part of Seller. This Agreement has been, and all agreements and documents contemplated hereby to be executed and delivered by it shall be, duly and validly executed and delivered by Seller and, assuming the due authorization, execution and delivery by the parties hereto and thereto, shall upon such execution and delivery hereof and thereof be the legal, valid and binding obligations of Seller hereunder and thereunder, as applicable, enforceable against Seller in accordance with its terms, except as limited by the General Enforceability Exceptions.

Section 3.3 Consents and Approvals; No Violations

(a) Neither the execution and delivery of this Agreement by Seller, or the other agreements and documents contemplated hereby to be executed and delivered by Seller, nor the consummation by Seller of the transactions contemplated herein or therein, nor compliance by Seller with any of the provisions hereof or thereof, shall: (i) conflict with or result in a breach of any provisions of the Organizational Documents of Seller and the Company; (ii) constitute or result in any material breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to any Company Contract; (iii) result in the creation or imposition of a Lien (other than any Permitted Lien) upon any property or assets of the Company pursuant to any Company Contract; or (iv) subject to receipt by Seller of the requisite Consents described in Section 3.3(a) of the Seller Disclosure Letter and by Purchaser of the approvals contemplated in Section 4.3(b) below, violate any Law or Order applicable to the Company and/or Seller or its properties or assets in any material respect.

(b) No Consent from any Governmental Authority material to the Company or its business is required to be obtained by Seller and/or the Company for the consummation by Seller of the transactions contemplated by this Agreement, except in connection, or in compliance, with the PRC Antitrust Clearance and other approvals from any Governmental Authorities required under Section 5.3 and as set forth in Section 3.3(b) of the Seller Disclosure Letter.

Section 3.4 Seller Litigation

(a) There is no Action pending or, to the Knowledge of Seller, threatened, against Seller or any of its Affiliates by or before any Governmental Authority that, if determined in a manner adverse to Seller or any of its Affiliates, would have a Seller Material Adverse Effect.

(b) There is no outstanding Order binding on or, to the Knowledge of Seller, threatened, against Seller or any of its Affiliates that would have a Seller Material Adverse Effect.

Section 3.5 Ownership of Purchased Interest

(a) Seller owns as of record and beneficially owns all of the Purchased Interest free and clear of all Liens, except for any restriction on transfer pursuant to applicable Laws.

(b) Except as provided by applicable Laws or the Organizational Documents of the Company, each of Seller and the Company is not party to any option, warrant, purchase right or subscription right, convertible security or other right Contract (other than this Agreement) that could (i) require Seller to sell, transfer or otherwise dispose of or acquire any equity interests of the Company; or (ii) require the Company to issue or distribute to holders of any equity interest of the Company, or authorize any third party to subscribe for any equity interest of the Company.

(c) There are no voting trusts, proxies or another agreements or understandings with respect to the voting of equity interest of the Company, other than the Shareholders Agreement.

Section 3.6 Organization and Qualification

(a) The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the PRC.

(b) The Company is duly qualified to do business and is in good standing (to the extent the applicable jurisdiction recognizes such concept) under the Laws of each jurisdiction in which the conduct of its business, or the character of the properties owned or leased by it, requires it to be so qualified.

Section 3.7 Capitalization and Corporate Structure

(a) The registered capital of the Company as of the date of the Original Agreement is US$272,000,000, all of which has been (or will be) contributed and paid up by Seller prior to the Closing.

(b) The Company does not own or Control, directly or indirectly, any equity interests in any joint venture, partnership or similar arrangement. The Company is not and will not be obligated to make any investment in or capital contribution to or on behalf of any other Person. The Company does not have any registered or unregistered branch company.

(c) All the registered capital and shareholding changes and other historical entity changes of the Company from its establishment are valid and all requisite filings and other formalities in relation to such registered capital changes, shareholding changes and other historical entity changes required by PRC Laws and any other applicable Laws have been duly submitted, delivered, approved and registered, except for such other historical entity changes of the Company, where the failure to be valid or submitted, delivered, approved and registered would not have a Company Material Adverse Effect. Except as set forth in Section 3.7(c) of the Seller Disclosure Letter, any payments required for the above registered capital changes and shareholding changes of the Company have been fully made and settled without any potential or unsolved disputes.

Section 3.8 Financial Statements

Section 3.8 of the Seller Disclosure Letter includes true and complete copies of the Company’s (a) audited balance sheets as of December 31, 2021, December 31, 2022 and unaudited balance sheet as of June 30, 2023 (the last balance sheet, the “2023 Balance Sheet”, and the date thereof, the “Statement Date”) and (b) audited income statements and statements of cash flows as of and for the fiscal years ended 2021 and 2022 and unaudited income statement and statement of cash flows as of and for the six (6)-month period ended June 30, 2023 ((a) and (b) collectively, the “Financial Statements”). The Financial Statements (i) were prepared in accordance with the Accounting Principles consistently applied for the periods indicated (except as otherwise noted therein) and (ii) the balance sheets present fairly, in all material respects, the financial position of the Company, as of their respective dates, and the income statements and statements of cash flows present fairly, in all material respects, the results of the Company’s operations and its cash flows for the periods presented therein, all in accordance with the Accounting Principles.

Section 3.9 Conduct of Business

Except for actions taken in connection with the process of selling the Purchased Interest (including the preparation and implementation of the transactions contemplated hereunder) and except as set forth in Section 3.9 of the Seller Disclosure Letter, since the Statement Date until the date of the Original Agreement:

(a) the Company has conducted its businesses and operations in the ordinary course of business, consistent with past practice, in all material respects; and

(b) there has not been any Company Material Adverse Effect.

Section 3.10 Company Litigation

(a) There are no Actions pending or, to the Knowledge of Seller, threatened, against the Company or any Person (in his/her capacity as a director, supervisor or officer of the Company) by or before any Governmental Authority that, if determined in a manner adverse to the Company, either alone or in combination, would have a Company Material Adverse Effect.

(b) There are no outstanding Orders binding on the Company that would have a Company Material Adverse Effect.

(c) The Company is not in material default with respect to any court, administrative or arbitration order, judgment, injunction, decree or other award made by any Governmental Authority, and to the Knowledge of Seller, no circumstance or fact exists which is likely to give rise to a material default of any of the aforementioned.

Section 3.11 Taxes

(a) Except for failures that would not have a Company Material Adverse Effect, since the Statement Date the Company has timely: (i) filed (taking into account any extension of time within which to file) with the appropriate Taxing Authority all Tax Returns required to have been filed by the Company, the failure of which to file would be material to the businesses of the Company, and all such Tax Returns are true, correct and complete in all material respects; and (ii) paid all Taxes shown as due on such Tax Returns, other than Taxes being contested in good faith.

(b) Since the Statement Date the Company is not the subject of any currently pending Tax audit with respect to Taxes the liability for which would be material to the businesses of the Company. As of the date of the Original Agreement, there are no pending written requests for waivers of the time to assess any such Taxes. Since the Statement Date, the Company has not waived any statute of limitations with respect to any such Taxes, or agreed to any extension of time with respect to an assessment or deficiency with respect to any such Taxes, which waiver or extension has not since expired. Except for Permitted Liens, there are no Liens for Taxes on any of the assets of the Company. Since the Statement Date, no claim has been made in writing by a Taxing Authority of a jurisdiction where the Company has not filed Tax Returns claiming that the Company is subject to taxation by that jurisdiction, the liability for which would be material to the Company. Since the Statement Date, the Company has not received any written notification of any investigation or proceeding currently pending or being conducted against the Company with respect to Taxes, or any proposed adjustment, deficiency or underpayment of material Taxes.

(c) The Company is not a party to, or bound by, any written material Tax allocation, indemnification or sharing agreement; provided, however, that any agreement entered into in the ordinary course of business, including, for example, any Tax gross-up provision in an employee secondment or relocation agreement, a credit arrangement or similar Tax provision in any agreement entered into with third Persons in the ordinary course of business, shall not be considered material.

(d) Notwithstanding anything to the contrary contained in this Agreement, Seller is not making, and shall not be construed to have made, any representation or warranty as to (i) the amount or utilization of any Tax attribute of the Company or (ii) any position that the Purchaser or its Affiliates (including the Company) may take in a Tax period or portion thereof beginning after the Closing Date. Notwithstanding anything to the contrary contained in this Agreement, the representations and warranties contained in this Section 3.11 constitute the sole representations and warranties made by Seller in this Agreement with respect to Tax matters.

Section 3.12 Employee Benefit Plans

(a) Section 3.12(a) of the Seller Disclosure Letter sets forth a complete and accurate list, as of the date of the Original Agreement, of each Employee Benefit Plan that would be expected to have a material impact on the Company involving payments by the Company in excess of US$500,000, individually or in the aggregate, for any calendar year after the Closing. Seller has provided to Purchaser as of the date of the Original Agreement a true, correct and materially complete copy (in each case, if applicable) of: (i) each such Employee Benefit Plan and any amendment thereto, including the name list of the employees and Persons entitled to such Employee Benefit Plan, and the amount of the WDC RSUs granted to each applicable Company Employee as of the date of the Original Agreement; (ii) each funding document, including each trust, insurance, annuity or other funding Contract related thereto; and (iii) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto.

(b) Except as would not have a Company Material Adverse Effect, each Employee Benefit Plan listed on Section 3.12(a) of the Seller Disclosure Letter has been established, administered, and operated in compliance with its terms and all applicable Laws.

(c) None of the Employee Benefit Plans listed on Section 3.12(a) of the Seller Disclosure Letter promises or provides post-employment medical or other welfare benefits to any Company Employee, except as required by applicable Law.

(d) Except as would not have a Company Material Adverse Effect, there are no pending or, to the Knowledge of Seller, threatened, Actions or disputes against or with respect to any Employee Benefit Plan listed on Section 3.12(a) of the Seller Disclosure Letter by any employee or beneficiary covered under any such Employee Benefit Plan or otherwise involving any such Employee Benefit Plan (other than routine claims for benefits).

(e) None of the execution and delivery of this Agreement, or the consummation of the transactions contemplated hereby shall, either alone or in combination with another event or events: (i) entitle any Company Employee to severance pay, unemployment compensation, a change of control payment or any other payment or benefit from the Company or Purchaser under any Employee Benefit Plan or (ii) accelerate the time of payment or vesting, or increase the amount of compensation (including funding of compensation or benefits through a trust or otherwise) due any Company Employee from the Company, Seller or any of Seller’s Affiliates under any Employee Benefit Plan.

(f) Notwithstanding anything to the contrary contained in this Agreement, the representations and warranties contained in this Section 3.12 constitute the sole representations and warranties made by Seller in this Agreement with respect to employee benefit matters.

Section 3.13 Labor Matters

(a) There are no (i) labor strikes, slowdowns or stoppages currently pending or, to the Knowledge of Seller, threatened, against or affecting the Company, nor have there been any such labor controversies within the past three (3) years; or (ii) pending or, to the Knowledge of Seller, threatened, representation claims, certification applications or petitions before any Governmental Authority or any organizing efforts or challenges concerning representation with respect to the employees of the Company. There are no collective bargaining agreements of the Company to which any Company Employee is subject.

(b) Except as set forth in Section 3.13(b) of the Seller Disclosure Letter, the Company is in material compliance with all obligations imposed on employers pursuant to applicable Laws of the PRC, including, but not limited to, applicable Laws of the PRC regarding social insurance, housing funds, overtime, retirement fund, labor pension, tax withholding and payments (including severance pay, wages, bonuses, awards and remunerations) required to be made on behalf of or for the account of current or former directors, officers, employees and consultants in the nature of social benefits, except where failure to be in compliance would not have a Company Material Adverse Effect.

(c) Except as set forth in Section 3.13(c) of the Seller Disclosure Letter, to the Knowledge of Seller, there are no pending disputes between the Company and any of its current or former directors, officers, employees and consultants.

(d) The Company Employees include all personnel necessary for the Company to carry out its primary manufacturing business in the ordinary course of business, consistent with past practice, including, without limitation, personnel necessary for product introductions currently contemplated by Seller and its Affiliates that will be subject to the Supply Agreement. As of the Closing, each Company Employee is engaged solely for the business of the Company, and is not related to other businesses of Seller or its Affiliates.

(e) Notwithstanding anything to the contrary contained in this Agreement, the representations and warranties contained in this Section 3.13 constitute the sole representations and warranties made by Seller in this Agreement with respect to labor matters.

Section 3.14 Property and Assets

(a) Except as set forth in Section 3.14(a) of the Seller Disclosure Letter, the Company has good and valid title, validly granted land use rights or building ownership rights, as applicable, or, with respect to leased real property, a valid leasehold interest in, all of the Company Real Property (as defined in Section 3.14(b)) and all tangible personal property and other assets reflected in the 2023 Balance Sheet (except for properties and assets sold or disposed of since the Statement Date in the ordinary course of business, consistent with past practice). All Company Real Property, other than the real properties leased by the Company, and all such properties and assets are free and clear of all Liens, except for Permitted Liens.

(b) Section 3.14(b) of the Seller Disclosure Letter sets forth a list of all real property or interests in real property owned, leased or subleased by the Company, as of the date of the Original Agreement (the “Company Real Property”), and the location of such premises. As of the date of the Original Agreement, Seller has made available to Purchaser true and complete copies of each Company Real Property Lease. Except as set forth in Section 3.14(b) of the Seller Disclosure Letter, neither Seller, Seller’s Affiliates nor any third party is utilizing or occupying or has any right to occupy or utilize or holds any other interests in any of the Company Real Property.

(c) Except as set forth in Section 3.14(c) of the Seller Disclosure Letter, each Company Real Property Lease is a valid and binding obligation of the Company and, the other party thereto, enforceable in accordance with its terms, except as may be limited by the General Enforceability Exceptions. To the Knowledge of Seller, none of the Company nor any other party under any Company Real Property Lease is in material default under any Company Real Property Lease, and no event has occurred that, with notice or lapse of time or both, would constitute a material default under any Company Real Property Lease.

(d) Except as set forth in Section 3.14(d) of the Seller Disclosure Letter, the Company has obtained all certificates and permits, filings or approvals required from any Governmental Authority with respect to the construction, fire safety, use and occupancy of the Company Real Property, except where a failure to obtain any such certificate or permit or approval would not materially and adversely affect, or materially disrupt, the ordinary course operation of the businesses of the Company. Except as set forth in Section 3.14(d) of the Seller Disclosure Letter, the Company has not received any written notice of any: (i) material violations of fire safety or construction related Laws; (ii) existing, pending or threatened claims, investigations or legal proceedings for the Company’s failure to comply with the Laws related to fire safety, construction, occupation and operation of the Company Real Property.

(e) Except as set forth in Section 3.14(e) of the Seller Disclosure Letter, the Company Real Property and all plants, buildings and improvements located thereon conform in all material respects to all applicable building codes and zoning ordinances or other Laws, and the Company has not received any written notice of any: (i) material violations of building codes and/or zoning ordinances or other Laws affecting the Company Real Property; (ii) existing, pending or threatened-in-writing condemnation proceedings affecting the Company Real Property; or (iii) existing, pending or threatened-in-writing zoning, building code or other moratorium proceedings, or similar matters which would materially and adversely affect, or materially disrupt, the Company’s use of the Company Real Property or the ordinary course operation of the businesses of the Company.

(f) The Company has not violated any covenant, condition, restriction, easement, agreement or Order affecting any portion of the Company Real Property, except where any such violation, individually or in the aggregate, would not materially and adversely affect, or materially disrupt, the Company’s use of the Company Real Property or the ordinary course operation of the businesses of the Company.

(g) Section 3.14(g) of the Seller Disclosure Letter sets forth a list of the material equipment and other movables leased by the Company, with a value exceeding US$1,000,000 individually. Except as set forth in Section 3.14(g) of the Seller Disclosure Letter, the Company solely owns all material equipment and other movables necessary to conduct its business and operations as presently conducted, and has good and valid title to such equipment and movables without any Lien, other than Permitted Liens. With respect to leased equipment and movables, the Company is in compliance in all material respects with all applicable leases.

Section 3.15 Environmental Matters

Except as set forth in Section 3.15 of the Seller Disclosure Letter:

(a) the Company is in compliance with all applicable Environmental Laws (which compliance includes the possession by the Company of all Permits or governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof), except where failure to be in compliance would not have a Company Material Adverse Effect; and

(b) there are no Actions pending or, to the Knowledge of Seller, threatened, against the Company arising out of, based on, resulting from or relating to: (i) the release of, or exposure to, any Hazardous Materials; or (ii) any circumstances that form the basis of any violation of any Environmental Law, except for such Actions that would not have a Company Material Adverse Effect.

(c) Notwithstanding anything to the contrary contained in this Agreement, the representations and warranties contained in this Section 3.15 constitute the sole representations and warranties made by Seller in this Agreement with respect to environmental matters.

Section 3.16 No Undisclosed Liabilities

Except as reflected in the 2023 Balance Sheet, the Company does not have any liabilities (absolute, accrued, contingent or otherwise) that would be required to be reflected in a balance sheet prepared in accordance with the Accounting Principles, other than any liabilities: (a) incurred since the Statement Date in the ordinary course of business, consistent with past practice; and (b) incurred in connection with the transactions contemplated by this Agreement.

Section 3.17 Intellectual Property

(a) Section 3.17(a) of the Seller Disclosure Letter sets forth a true and complete list of patents and patent applications, registered copyrights, registered trademarks (including applications) and Internet domain names, in each case, owned by the Company as of the date of the Original Agreement. The Intellectual Property listed in Section 3.17(a) of the Seller Disclosure Letter has not been deemed by any Governmental Authority to be invalid or unenforceable and such has not been cancelled or abandoned.

(b) As of the date of the Original Agreement and as of the Closing Date:

(i) the Company owns or has a valid and enforceable license or otherwise possesses legally enforceable rights to use all Intellectual Property that is currently used in its business as currently conducted and that is material to the business of the Company;

(ii) to the Knowledge of Seller, (A) the conduct of the businesses of the Company as currently conducted does not infringe in any material respect any Intellectual Property of any third Person; and (B) the Company has not received any written notice since the Statement Date from any third Person alleging, and there are no pending Actions asserting, the infringement of any Intellectual Property by the Company; and

(iii) to the Knowledge of Seller, no third Person is infringing any Intellectual Property that is owned by the Company and that is material to the businesses of the Company.

(c) Notwithstanding anything to the contrary contained in this Agreement, the representations and warranties contained in this Section 3.17 constitute the sole representations and warranties made by Seller in this Agreement with respect to Intellectual Property matters.

Section 3.18 Compliance with Laws and Orders

Except as set forth in Section 3.18 of the Seller Disclosure Letter, since the Statement Date, (i) the Company has been in compliance, in all material respects, with all Laws and Orders applicable to the businesses, properties or assets thereof; and (ii) the Company has not received from any Governmental Authority any written citation, fine or written notification that asserts that the Company has violated or is not in compliance with any such Law or Order in any material manner, and to the Knowledge of Seller, no citation, fine or written notice is threatened.

Section 3.19 Company Contracts

(a) As of the date of the Original Agreement, except for the Original Agreement, this Agreement and the Ancillary Agreements, real property leases and Employee Benefit Plans, Section 3.19(a) of the Seller Disclosure Letter lists each of the following Contracts, which the Company is a party to or bound by, in each case, as of the date of the Original Agreement:

(i) any Contract with any third Person that purchases goods or services from the Company for future consideration reasonably expected to be paid to the Company of US$1,000,000 or more in any fiscal year;

(ii) any Contract for purchase, sale, lease or disposal of any real property;

(iii) any Contract for capital expenditures or the acquisition or construction of fixed assets involving future payments in excess of US$1,000,000, in the aggregate;

(iv) any Contract for the purchase or lease of goods or services (including equipment, materials, software, hardware, supplies, merchandise, parts or other property, assets or services), other than supplier or vendor Contracts entered into in the ordinary course of business, requiring aggregate future payments in excess of US$1,000,000 during any twenty (24)-month period following the date of the Original Agreement;

(v) any loan agreement, credit agreement, Contract, note, debenture, bond, indenture, mortgage, security agreement, pledge or other similar agreement under which any Indebtedness material to the Company is outstanding or may be incurred;

(vi) any Contract granting a first refusal, first offer or similar preferential right to purchase or acquire any of the capital stock, equity interests or assets of the Company;

(vii) any Contract that contains express covenants that materially restrict the Company from competing in any line of business or geographic area or with any third Person or including any provisions providing for exclusivity, and most favored nations, or any material Contract that contains change of control restrictions;

(viii) any Contract creating or relating to any partnership, joint venture or joint development agreement involving future payments or capital commitments;

(ix) any Contract, other than customer Contracts entered into in the ordinary course of business or warranties thereunder issued by the Company, containing a covenant or covenants of the Company to expressly indemnify or hold harmless another third Person unless such obligation to indemnify or hold harmless is less than US$1,000,000, in the aggregate;

(x) any Contract relating to the disposition or acquisition by the Company, with obligations remaining to be performed or liabilities continuing after the date of the Original Agreement, of any business or any amount of material assets other than in the ordinary course of business, including any “deferred” or other contingent payments or obligations;

(xi) any Contract relating to the acquisition by the Company of any operating business or the capital stock or equity interests of any Person (including Contracts under which the Company has an obligation to make an investment in or loan to any such Person); and

(xii) any Contract for licenses granted by or to the Company and material to the business of the Company, but excluding (A) licenses or services Contracts for commercially available software or services (including software as a service) available on standard terms, (B) licenses for open source software, (C) Contracts with current and former employees, contractors, and consultants of the Company, (D) non-exclusive licenses granted in the ordinary course of business, and (E) any Contract entered into by the Company in the ordinary course of business in which the only license to, or right to exploit, Intellectual Property granted in such Contract is incidental to the transaction contemplated in such Contract, the commercial purpose of which is something other than such license or right to exploit.

All Contracts of the type described in this Section 3.19(a) are hereinafter referred to as “Company Contracts.”

(b) Seller has made available to Purchaser, in all material respects, copies of all Company Contracts as in effect on the date of the Original Agreement and: (i) each of the Company Contracts is in full force and effect and, assuming the due execution by the other parties thereto, is a legal, valid and binding agreement of the Company, as applicable, except to the extent any such Company Contract has expired or has been terminated in accordance with its terms, subject to General Enforceability Exceptions; and (ii) there is no default or breach by the Company or, to the Knowledge of Seller, by any other party thereto, in the timely performance of any obligation to be performed thereunder or any other material provision thereof, except any such breach or default that would not materially and adversely affect the business of the Company.

Section 3.20 Suppliers

(a) Section 3.20 of the Seller Disclosure Letter sets forth a complete and accurate list of the names of the twenty (20) suppliers to whom the Company paid the highest aggregate amounts for supplies, merchandise and other goods during the twelve-month period ended December 31, 2023 (the “Major Suppliers”). Since the Statement Date, to the Knowledge of Seller, there has been no significant adverse change in the business relationship of the Company, on the one hand, and any supplier named in Seller Disclosure Letter, on the other hand. None of the Company or its Affiliates has received any written communication from any supplier named in the Seller Disclosure Letter of any intention to terminate or materially reduce supplies to or its relationship with the Company.

(b) To the extent there are any written supply agreements (including purchase orders) between the Company and any of the Major Suppliers (the “Major Supply Agreements”), such Major Supply Agreements are valid, effective and enforceable, except as may be limited by the General Enforceability Exceptions, and the Company is not in material breach of any such Major Supply Agreement, nor to the Knowledge of Seller, is any Major Supplier in material breach of any such Major Supply Agreement.

(c) Except as set forth in Section 3.20(c) of the Seller Disclosure Letter, the execution and the performance of this Agreement and the Ancillary Agreements do not entitle any Major Suppliers to unilaterally terminate the Material Supply Agreement or entitle any Major Suppliers to revise the terms and conditions of Material Supply Agreements in a way substantially unfavorable to the Company.

Section 3.21 Permits

The Company is in possession of all Consents from any Governmental Authorities that are material to the businesses of the Company as currently conducted (collectively, the “Permits”). The Company is: (a) in compliance in all material respects with all such Permits, all of which are in full force and effect; (b) to the Knowledge of Seller, no event has occurred or circumstance exists that would reasonably be expected to: (i) constitute or result in a material violation of, or a failure to comply in any material respect with, any term or requirement thereof; or (ii) result in the revocation, withdrawal, suspension, cancellation or termination thereof; and (c) the Company has not received any written notice, and to the Knowledge of Seller, no notice is threatened, from any Governmental Authority regarding: (i) any actual, alleged, possible or potential violation or failure to comply in any material respect with any term or requirement thereof; or (ii) any revocation, withdrawal, suspension, cancellation or termination thereof.

Section 3.22 Insurance

Section 3.22 of the Seller Disclosure Letter sets forth, as of the date of the Original Agreement, all material insurance policies maintained by the Company covering the Company and its businesses. All such policies of insurance are in full force and effect in all material respects. The Company has not received any written notice of cancellation or any other indication that any such policy of insurance is no longer in full force or effect or that the issuer of any such policy of insurance is not willing or able to perform its obligations thereunder, and, to the Knowledge of Seller, no event has occurred that will result in the cancellation of coverage under any such policy of insurance. All premiums due on all such policies have been paid and the Company is not in default in any material respect with its obligations under such policies.

Section 3.23 Transactions with Affiliates

Section 3.23 of the Seller Disclosure Letter sets forth, as of the date of the Original Agreement, all Contracts between the Company, on the one hand, and Seller or any of its Affiliates, or any officer, director, employee, stockholder or immediate family member of the foregoing on the other hand, with respect to the business, operation or assets of the Company or pursuant to which any such Affiliate or any officer, director, employee, stockholder or immediate family member of the foregoing has any interest in the property of the Company, excluding (a) any Employee Benefit Plan, (b) agreements explicitly contemplated to be entered into pursuant to this Agreement, (c) agreements with respect to employment relationships and compensation in the ordinary course of business consistent with past practice, and (d) agreements with respect to transactions conducted on an arm’s length basis in the ordinary course of business (collectively, “Affiliate Transactions”).

Section 3.24 Data Protection

(a) The Company is in compliance with all applicable Laws regarding personal information, data protection or cyber security (“Data Protection Laws”) in all material respects (which compliance includes the possession by the Company of all Permits or governmental authorizations required under applicable Data Protection Laws, and compliance with the terms and conditions thereof).

(b) The Company has not received any written notices, claims or any other communications from any Governmental Authority or other Person, that asserts the Company has violated or is not in compliance with any Data Protection Law, and to the Knowledge of Seller, no citation, fine or written notice is threatened.

(c) To the Knowledge of Seller, during the past three (3) years, the Company has not suffered any data leakage, cybersecurity incidents. The Company is not in material breach of its obligations related to data protection.

Section 3.25 Due Diligence Materials

The materials provided in the VDR are authentic copies of those materials.

Section 3.26 Solvency

At any time during the date of the Original Agreement and the Closing Date, the Company shall (a) be Solvent, (b) have adequate capital with which to engage in its business as currently conducted consistent with past practices. The Company has neither been declared bankrupt nor found unable to pay any of its debts which are due. There are no pending or to the Knowledge of Seller, threatened, proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or other insolvency proceedings concerning the Company.

Section 3.27 Product Liability

To the Knowledge of Seller: (a) the Company has not in the past five (5) years manufactured or sold any product, which does not comply with applicable Laws in force at the time of the manufacturing or sale of the product, and (b) no material product liability or similar claims under any applicable Laws or any agreement executed by the Company exist with respect to products tested, assessed or produced by the Company prior to the Closing Date nor do any facts or circumstances exist as of the date of the Original Agreement that would reasonably be expected to give rise to such a claim after the date of the Original Agreement.

Section 3.28 Anti-Corruption Laws and Sanctions

(a) None of the Company, and to the Knowledge of Seller, agents or other Persons acting for or on behalf of the Company:

(i) is currently or has been in the past three (3) years, (A) a Sanctioned Person, or (B) engaging in any dealings or transactions in violation of applicable Sanctions Laws.

(ii) has at any time in the past three (3) years made or received any unlawful payment or given, offered, promised, or authorized or agreed to give or receive, any money or thing of value, directly or indirectly, to or from any individual acting for or on behalf of any such Governmental Authority (any such individual, a “Government Official”) or any other Person in violation of any applicable Anti-Corruption Laws.

(iii) has in the past three (3) years directly or indirectly offered, in violation of applicable Law, made or promised to make any unlawful contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment or thing of value to any Government Official or other Person regardless of form, whether in money, property, or services, (i) to obtain favorable treatment or any other improper advantage in securing or retaining business, (ii) to pay for favorable treatment for business secured or retained, (iii) to obtain special concessions or for special concessions already obtained for or in respect of the Company or (iv) to unlawfully influence any act or decision of any Person in their official capacity or induce such Person to violate their lawful duties.

(b) As at the date of the Original Agreement, no Action is pending or, to the Knowledge of Seller, has been threatened by or before any Governmental Authority in relation to the Company in the past three (3) years, with respect to any applicable Anti-Corruption Laws and/or Laws on anti-money laundering and terror financing, or Sanctions Laws.

Section 3.29 Brokers

No broker, finder or similar agent has been employed by, or on behalf of, Seller, and no Person with which Seller has had any dealings or communications, is entitled to any brokerage commission or finder’s fee in connection with this Agreement or the transactions contemplated hereby.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller as follows:

Section 4.1 Organization and Qualification

(a) Purchaser is a limited liability company duly organized, validly existing and in good standing under the Laws of the PRC.

(b) Purchaser is duly qualified to do business and is in good standing (to the extent the applicable jurisdiction recognizes such concept) under the Laws of each jurisdiction in which the conduct of its business, or the character of the properties owned or leased by it, requires it to be so qualified, except where the failure to be so qualified or to be in good standing would not have a Purchaser Material Adverse Effect.

Section 4.2 Authorization; Enforceability

Purchaser has the requisite corporate or other similar power and authority to execute and deliver this Agreement and all agreements and documents contemplated hereby to be executed and delivered by it, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and such other agreements and documents and the consummation of the transactions contemplated herein and therein have been duly and validly authorized by all requisite corporate or other similar action on the part of Purchaser. This Agreement has been, and all agreements and documents contemplated hereby to be executed and delivered by it shall be, duly and validly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery by the parties hereto and thereto, shall, upon such execution and delivery hereof and thereof, be the legal, valid and binding obligations of Purchaser hereunder and thereunder, as applicable, enforceable against Purchaser in accordance with its terms, except as limited by the General Enforceability Exceptions.

Section 4.3 Consents and Approvals; No Violations

(a) Neither the execution and delivery of this Agreement by Purchaser, nor the other agreements and documents contemplated hereby to be executed and delivered by Purchaser, nor the consummation by Purchaser of the transactions contemplated herein or therein, nor compliance by Purchaser with any of the provisions hereof or thereof, shall: (i) conflict with or result in a breach of any provisions of the Organizational Documents of Purchaser; or (ii) constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation or imposition of a Lien upon any property or assets of Purchaser, excluding any Lien created in connection with the Letter of Guarantee, violate any Law or Order applicable to Purchaser or any of its properties or assets, except as would not result in a Purchaser Material Adverse Effect.

(b) No Consent by any Governmental Authority is required to be obtained by Purchaser for the consummation by Purchaser of the transactions contemplated by this Agreement that if not obtained would have a Purchaser Material Adverse Effect, except in connection, or in compliance, with the PRC Antitrust Clearance and the other approvals from any Governmental Authorities required under Section 5.3.

Section 4.4 Litigation

(a) There is no Action pending or, to the Knowledge of Purchaser, threatened, against Purchaser or any of its Affiliates by or before any Governmental Authority that, if determined in a manner adverse to Purchaser or any of its Affiliates, would have a Purchaser Material Adverse Effect.

(b) There is no outstanding Order binding on or, to the Knowledge of Purchaser, threatened, against Purchaser or any of its Affiliates that would have a Purchaser Material Adverse Effect.

Section 4.5 Solvency

Assuming (a) the representations and warranties set forth in Article III are true and correct, (b) compliance in all material respects by Seller with its obligations hereunder, (c) the satisfaction of the conditions to Purchaser’s obligations to consummate the transactions contemplated by this Agreement set forth in Section 6.4 and Section 6.5 and (d) immediately prior to the Closing, the Company is Solvent, then immediately after giving effect to all of the transactions contemplated by this Agreement, Purchaser and its Subsidiaries shall be Solvent.

Section 4.6 Independent Investigation; No Reliance.

In connection with its investment decision, Purchaser expressly acknowledges that it and its Representatives have inspected the business, operations, technology, assets, liabilities, results of operations, financial condition and prospects of the Company and have conducted such independent review, investigation and analysis (financial and otherwise) of the Company as desired by Purchaser. Purchaser hereby expressly acknowledges that Seller has provided Purchaser with access to the personnel, properties, premises and books and records of the Company for this purpose. Purchaser hereby expressly acknowledges that its purchase of the Purchased Interest and the consummation of the transactions contemplated hereby are not done in reliance upon any representation or warranty or omission by, or information from, Seller or any of its Affiliates or Representatives, whether oral or written, express or implied, including any implied warranty of merchantability or of fitness for a particular purpose, except for the representations and warranties specifically and expressly set forth in Article III (as modified by the Seller Disclosure Letter), and Purchaser hereby expressly acknowledges that Seller expressly disclaims any other representations and warranties. Such purchase and consummation are instead done entirely on the basis of Purchaser’s own investigation, analysis, judgment and assessment of the present and potential value and earning power of the Company, as well as those representations and warranties by Seller, as specifically and expressly set forth in Article III (as modified by the Seller Disclosure Letter). Purchaser expressly acknowledges that neither Seller nor any of its

Affiliates has made any representation or warranty to Purchaser regarding the probable success or profitability of the Company or its business. Purchaser further expressly acknowledges that neither Seller nor any of its Affiliates nor any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company, its businesses or the transactions contemplated by this Agreement, except for the information set forth in Article III (as modified by the Seller Disclosure Letter), and neither Seller nor any of its Affiliates nor any other Person shall have or be subject to any liability to, Purchaser, its Affiliates, their respective Subsidiaries, shareholders, Controlling persons or Representatives or any other Person resulting from the distribution to Purchaser or its Representatives or Purchaser’s use of any such information, including the any confidential information memoranda or management presentations distributed by, or on behalf of, the Company relating to its businesses, any such information contained in the VDR or any other data room (including any electronic or “virtual” data room), or any information contained in any publication, document or other form provided or made available, or any omission thereof or therein, to Purchaser or any of its Representatives in connection with the purchase and sale of the Purchased Interest and the transactions contemplated hereby.

Section 4.7 Available Funds

Purchaser has, and will have at the Closing, cash on hand necessary to consummate the transactions contemplated by this Agreement, including (a) making payment of the Purchase Price to Seller when due and (b) paying all related fees and expenses arising from the transactions contemplated by this Agreement.

Section 4.8 Letter of Guarantee

As of the AMR Submission Date and during the period from the AMR Submission Date through the Closing, the Letter of Guarantee shall have been and remained duly issued by the Purchaser Guarantor in favor of Seller, shall be and remain in full force and effect, shall constitute the legal, valid and binding obligation of the Purchaser Guarantor, enforceable in accordance with its terms, and shall not have been amended, withdrawn or rescinded in any respect. As of the AMR Submission Date and during the period from the AMR Submission Date through the Closing, no event shall have occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Purchaser Guarantor under the Letter of Guarantee. Purchaser has not received any written notice of cancellation or any other indication that the Letter of Guarantee is no longer in full force or effect or that the Purchaser Guarantor is not willing or able to perform its obligations thereunder, and, no event has occurred that will result in the cancellation or termination of the Letter of Guarantee.

Section 4.9 Brokers

No broker, finder or similar agent has been employed by, or on behalf of, Purchaser, and no Person with which Purchaser has had any dealings or communications is entitled to any brokerage commission or finder’s fee in connection with this Agreement or the transactions contemplated hereby.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business Prior to the Closing

(a) Except: (w) for the matters set forth in Section 5.1(a) and Section 5.1(b) of the Seller Disclosure Letter; (x) as required by the terms of any Contract set forth in the Seller Disclosure Letter or contained in the VDR or under applicable Law; (y) as otherwise contemplated by this Agreement; or (z) with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), during the Interim Period, Seller shall and shall cause the Company to:

(i) conduct the businesses of the Company in the ordinary course of business and in accordance with past practice in all material respects;

(ii) maintain the premises, facilities and assets owned, operated or used by the Company in substantially the same state of repair, order and conditions as they are on date of the Original Agreement, reasonable wear and tear excepted;

(iii) maintain sufficient Cash as required for the business operation of the Company; and

(iv) use commercially reasonable efforts to maintain its relationship with its employees (other than the Excluded Employees) and suppliers in the ordinary course of business in accordance with past practice.

(b) Without limiting the provisions of the foregoing clause (a), except (w) for the matters set forth in Section 5.1(a) and Section 5.1(b) of the Seller Disclosure Letter, (x) as required by the terms of any Contract in existence as of the date of the Original Agreement or under applicable Law, (y) as otherwise contemplated by this Agreement, or (z) with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), during the Interim Period, the Company shall not, and Seller shall cause the Company not to, other than in the ordinary course of business:

(i) change or amend the Organizational Documents of the Company;

(ii) increase or reduce registered capital, or allot or issue any securities or loan capital convertible into equity interest of the Company, purchase, redeem, dispose of, retire or acquire any such securities, or agree to do so, or sell or give any option, right to purchase or create any Lien over any such securities;

(iii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or authorize or undertake a dissolution, consolidation, recapitalization, merger, liquidation, or other reorganization or restructuring of the corporate structure of the Company;

(iv) establish, enter into, adopt, amend, renew, extend, or terminate any Employee Benefit Plan or any plan, program, policy, agreement, or arrangement that would be an Employee Benefit Plan except (1) as required by Section 5.6(b) below, (2) in the ordinary course of business, (3) consistent with past practice, (4) as required pursuant to any plan, program or agreement existing on the date of the Original Agreement and as disclosed in the Seller Disclosure Letter or applicable PRC Laws or (5) as otherwise permitted pursuant to this Section 5.1(b)(iv); grant or announce to grant to any director, officer, employee or staff of the Company any increase in compensation and/or bonus of over 5%;

(v) make any change in financial accounting methods, principles or practices, except as required by a change in the Accounting Principles, the auditors of the Company or applicable Law;

(vi) form any Subsidiary or directly or indirectly acquire or agree to acquire or invest in any transaction (by merger, consolidation, stock or asset purchase, investment, or otherwise) any equity interest in or business of any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof, or enter into any agreement, arrangement or understanding with respect to any such acquisition or investment, including any confidentiality, exclusivity, standstill or similar agreements;

(vii) (A) other than purchases and sales of products, inventory and supplies in the ordinary course of business, consistent with past practice, acquire or agree to acquire, sell, lease, license, assign, exchange, pledge, mortgage, encumber, abandon or otherwise transfer or dispose of any tangible or intangible assets (other than real property) in excess of US$1,000,000, in the aggregate (including by merger, consolidation, acquisition of stock or assets), except for (x) sales, dispositions or transfers of products, inventory or obsolete or worn-out equipment in the ordinary course of business consistent with past practice and (y) the sales, dispositions or transfers to an Affiliate of Seller of those certain assets as set forth in Section 5.1(b)(vii) of the Seller Disclosure Letter (collectively, the “Excluded Assets”); or (B) sell, lease, mortgage, pledge, encumber, abandon, sell and leaseback or otherwise transfer or dispose of any real properties of Company or any material rights or interests therein;

(viii) other than (A) purchases and sales of products, inventory and supplies in the ordinary course of business, consistent with past practice, (B) transactions contemplated under this Agreement and the Ancillary Agreements and (C) the sales, dispositions or transfers to an Affiliate of Seller of the Excluded Assets, enter into any new Affiliate Transaction or substantially revise the conditions of any Affiliate Transaction;

(ix) change any material Tax election, change an annual Tax accounting period, adopt or change any material method of accounting for Tax purposes, file any material amended Tax Return, enter into any material closing agreement for Tax purposes, settle or compromise any material Tax liability, surrender any right to claim a material refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Company if such action could reasonably be expected to materially increase taxes in any Taxable period beginning on or after the Closing Date;

(x) except in the ordinary course of business, consistent with past practice, grant or acquire, agree to grant to or acquire from any Person, or dispose of or permit to lapse any rights to any Intellectual Property material to the Company (to the extent currently used in the business);

(xi) create, assume, incur, or guarantee any Indebtedness, except for: (A) Indebtedness incurred in the ordinary course of business, consistent with past practice; and (B) Indebtedness incurred under letters of credit entered into in the ordinary course of business, consistent with past practice, and accelerate the repayment of any existing Indebtedness;

(xii) settle, compromise, discharge, waive, release, assign or agree to settle or enter into any waiver, release, assignment, compromise or settlement of any pending or threatened litigation, investigation, arbitration or proceeding other than those that do not involve the payment by the Company of monetary damages in excess of US$100,000 in any individual instance, or US$300,000 in the aggregate;

(xiii) cancel, surrender, allow to expire or fail to renew, any Permits material to the Company;

(xiv) conduct any “mass layoff,” as defined in the applicable PRC Laws, but excluding any proposed termination, transition or transfer of certain Company employees according to such name list as shall be agreed between the Parties in writing after the date of the Original Agreement (collectively, the “Excluded Employees”); or

(xv) agree to take any of the foregoing actions.

Section 5.2 Access to Information; Confidentiality

(a) During the Interim Period, and subject to compliance with applicable Law and this Section 5.2(a), Seller shall give Purchaser and its Representatives reasonable access during regular business hours to the properties, books and records of the Company at the request of Purchaser, with reasonable prior notice to Seller, in connection with the transactions contemplated hereby; provided, however, that Purchaser and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of Seller and the Company. All contacts with any employee of the Company must be requested in writing by Purchaser and must first be approved by and coordinated through the executive officers of Seller (or their designee(s)), which approval shall not be unreasonably withheld or delayed. In no event shall Seller be obligated to provide: (i) such access or information if Seller determines, in its reasonable judgment, that doing so may: (A) violate applicable Law, an Order, a Contract or any other obligation of confidentiality or any other obligation owing to a third Person (including those relating to sensitive and personal information); or (B) jeopardize the protection of the attorney-client privilege or any other privilege or immunity; or (ii) any portion of any Tax Return (or supporting work papers or documents related thereto) of, or with respect to, Seller or any of its Affiliates (other than any Tax Return solely and directly related to the Company). In addition, during the Interim Period, Seller may designate any competitively sensitive information provided to Purchaser or its Representatives pursuant to this Agreement as “outside counsel only” and such information shall be given only to the outside counsel of Purchaser and may not be shared, conveyed, summarized or otherwise disclosed in any manner with Purchaser or any of its Subsidiaries or any of their respective Representatives (other than such outside counsel), except as may be expressly agreed in writing by Seller in advance.

Section 5.3 Regulatory Filings; Reasonable Best Efforts

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties shall (and to the extent applicable, shall cause their respective Affiliates and equityholders to) take, or cause to be taken, all actions, to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as practicable but, in any event, no later than the Longstop Date (as defined below), the transactions contemplated hereby in accordance with the terms of this Agreement, including, without limitation: (i) the obtaining of all necessary Consents under any applicable Laws required to give effect to the terms of this Agreement and consummate the transactions contemplated hereunder; (ii) the taking of all steps as may be necessary to avoid an Action by any Governmental Authority in respect of this Agreement and the consummation of the transactions contemplated hereunder; (iii) the obtaining of all necessary Consents from third parties required to consummate the transactions contemplated hereunder; and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated hereunder in accordance with the terms of this Agreement and to fully carry out the purposes of this Agreement. Unless otherwise expressly agreed herein, neither Seller nor any of its Affiliates shall be obligated to grant any consideration, or pay any fee or other similar payment, to any third Person from whom Consent is required or requested from or by such third Person in connection with the consummation of the transactions contemplated under this Agreement in order to obtain any such Consent. For the avoidance of doubt, Purchaser shall agree or commit to any and all divestitures, licenses, behavioral remedies, hold separate or similar arrangements, or other remedies, restrictions, limitations or commitments, in each case as a condition to obtaining the PRC Antitrust Clearance in order to consummate and make effective, as promptly as practicable and in any event by the Longstop Date, the transactions contemplated hereby, so long as such remedies, restrictions, limitations or commitments required to be taken by Purchaser shall not materially and adversely impact the economic or business benefits to Purchaser of the transactions contemplated by this Agreement. In addition, upon the terms and subject to the conditions herein provided and subject to the Parties’ (and to the extent applicable, their respective Affiliates’) obligations under applicable Law, none of the Parties hereto shall (and such Parties shall cause, to the extent applicable, their respective Affiliates not to) knowingly take, or cause to be taken, any action that would reasonably be expected to materially delay or prevent the satisfaction by the Longstop Date of the conditions set forth in Section 6.4.

(b) To the extent the PRC Antitrust Clearance has not been obtained as of the date hereof pursuant to the terms of the Original Agreement, Purchaser (as the filing obligor for the PRC Antitrust Clearance) undertakes and agrees (and to the extent applicable, shall cause its Affiliates and equity holders to undertake and agree) to prepare and file a set of appropriate filing materials pursuant to the PRC Anti-Monopoly Law with respect to the transactions contemplated by this Agreement as soon as reasonably practicable following the date of this Agreement and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the PRC Anti-Monopoly Law. Purchaser shall have the responsibility for all costs and expenses associated with filings pursuant to the PRC Anti-Monopoly Law, if applicable. Seller shall exercise its best efforts to assist Purchaser in obtaining the PRC Antitrust Clearance.

(c) Each of Purchaser and Seller shall and, to the extent applicable, shall cause their respective Affiliates and equityholders to: (i) respond as promptly as practicable to any inquiries and requests received from SAMR or any other Governmental Authority, as applicable, in connection with the filing in respect of the PRC Antitrust Clearance; and (ii) not extend or cause to be extended any waiting period under the applicable Law or enter into any agreement with SAMR or any other Governmental Authority not to consummate the transactions contemplated by this Agreement, except, in each case, with the prior written consent of the other Party.

(d) In addition and subject to applicable Law, each of Purchaser, on the one hand, and Seller, on the other hand, shall and, to the extent applicable, shall cause their respective Affiliates and equityholders to: (i) promptly notify the other Party of any communication from SAMR or any other Governmental Authority (except with respect to Taxes), as applicable, concerning this Agreement or the transactions contemplated hereby and permit the other Party to review in advance any proposed communication to any of the foregoing; (ii) consult with the other Party prior to participating in any meeting (in-person or virtual), telephonic or video call or discussion with SAMR or any Governmental Authority with respect to any filing, investigation or inquiry concerning this Agreement or the transactions contemplated hereby (except with respect to Taxes), as applicable, and provide the other Party the opportunity to attend and participate in any such meeting (in-person or virtual), telephonic or video call or discussion; (iii) furnish the other Party with copies of all correspondence, filings and written communications (or a reasonably detailed summary of any oral communications) between it and its Representatives, on the one hand, and SAMR or any Governmental Authority, on the other hand, as applicable, with respect to this Agreement or the transactions contemplated hereby (except with respect to Taxes); and (iv) provide a reasonable opportunity to the other Party to review and comment in advance on any filings, letters, presentations, whitepapers and other substantive communications with SAMR or the Governmental Authority in connection with this Agreement or the transactions contemplated hereby and consider, in good faith, any comments on such correspondences, filings and written communications.

(e) As promptly as practicable after the date hereof and in any event prior to the AMR Submission Date, each of Purchaser and Seller shall furnish or cause to be furnished to the Company (for purposes of securing the AMR Approval) and Purchaser (for purposes of securing the SAFE Registration Voucher) all executed application forms and all supporting documents and such other documents as the relevant Governmental Authority may require for obtaining AMR Approval and the SAFE Registration Voucher.

(f) Prior to the AMR Submission Date, (i) the Company (in the presence of Purchaser’s Representative (to the extent permitted by SAMR and/or the Company Capital Account Bank), either in person or virtually, shall submit to SAMR and the Company Capital Account Bank for pre-review of the Registration ETA and the relevant application documents (the “Application Documents”) required to apply for the AMR Approval and the SAFE Registration Voucher, respectively, and (ii) to the extent the Application Documents are amended consistent with this Section 5.3(f), the Company shall further consult with SAMR and the Company Capital Account Bank to confirm that such amendments are sufficient to satisfy the requirements of SAMR and/or the Company Capital Account Bank. If the relevant Governmental Authority and/or the Company Capital Account Bank requires any amendment (including, for purpose of this Section 5.3(f), any supplement) to the Registration ETA and the Application Documents and if, in the reasonable view of Purchaser or Seller, such amendment is materially inconsistent with, or represents substantive terms in addition to, the terms of this Agreement or the Ancillary Agreements, then the Parties shall immediately consult in good faith with each other to determine whether to make the requested amendment (for the avoidance of doubt, neither Party shall be obligated to agree to such amendment). If the Parties agree to make the requested amendment, the Parties shall, as soon as possible, take such steps as are reasonable to amend this Agreement, the Ancillary Agreements and any other documents necessary to give effect to the requested amendment. Otherwise, if the relevant Governmental Authority and/or the Company Capital Account Bank requires any amendment to the Registration ETA and the Application Documents and if, in the reasonable view of Purchaser and Seller, such amendment is not materially inconsistent with, nor represents substantive terms in addition to, the terms of this Agreement or the Ancillary Agreements, then the Parties shall, as soon as possible, take such steps as are reasonable in order to amend the Registration ETA and/or the Application Documents to incorporate the requested amendment.

(g) Subject to Purchaser’s compliance with Section 2.10(a) and Section 5.3(e), within three (3) Business Days following the satisfaction or waiver of the conditions set forth in Section 6.4, Section 6.5 and Section 6.6, Seller shall cause the Company to, and the Parties shall, exercise their respective best efforts to, submit to the competent SAMR no later than September 19, 2024, Beijing time all executed application forms and all supporting documents and such other documents as the relevant Governmental Authority may require for the purpose of obtaining the AMR Approval.

(h) Within one (1) Business Day after the AMR Approval is obtained, the Parties shall cause the Company to, as soon as practicable, submit to the Company Capital Account Bank all executed application forms and all supporting documents and such other documents as the relevant Governmental Authority may require for the purpose of obtaining the SAFE Registration Voucher.

(j) The Parties shall use their best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the transaction contemplated in this Section, including, without limitation, (i) employing such resources as are necessary or desirable to obtain the AMR Approval and the SAFE Registration Voucher and cause the Purchase Price to be converted into US$ by a third-party financial institution or Person and paid to the Seller’s Account, and (ii) taking any and all steps necessary or desirable to avoid or eliminate each and every impediment under applicable Laws that may be asserted by any Governmental Authority so as to enable the Parties to expeditiously consummate the transactions contemplated by this Agreement.

Section 5.4 Closing Conditions

During the Interim Period, each Party hereto shall, and Seller shall cause the Company to, use commercially reasonable efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in Article VI hereof, including, without limitation, negotiating the Ancillary Agreements in good faith to the extent the form thereof has not been agreed as of the date hereof.

Section 5.5 No Amendment to Letter of Guarantee

Purchaser shall (a) maintain in full force and effect the Letter of Guarantee and (b) satisfy, or cause to be satisfied, on a timely basis all conditions to the funding under the Letter of Guarantee. Without limiting the generality of the foregoing, without the prior written consent of Seller, Purchaser shall not, and shall cause its Affiliates not to, (i) amend, modify, withdraw, waive or terminate the Letter of Guarantee, or (ii) enter into or modify any other Contract relating to the transactions contemplated hereby in a manner that (y) would be inconsistent with the terms of this Agreement and any other agreements relating to the transactions contemplated hereby, or (z) would or would reasonably be expected to prevent or impede, interfere with, hinder or delay (A) the consummation by Purchaser of the transactions contemplated hereby or (B) the compliance by Purchaser of its obligations under this Agreement. Purchaser will, and will cause each of its Affiliates to, deliver to Seller within one (1) Business Day upon receipt, any notification received by Purchaser from the Purchaser Guarantor regarding adjustment to guarantee amount, termination, withdrawal or other material amendments to the Letter of Guarantee.

Section 5.6 Employee Benefits

(a) For the five (5)-year period following the Closing, the Parties shall endeavor in good faith to cause the Company to provide each employee of the Company as of the Closing Date (collectively, the “Company Employees”) with: (i) base salary and target bonus opportunities that are substantially similar to or better than each such Company Employee’s base salary and target bonus opportunities prior to the Closing; and (ii) all other compensation and benefits that are, in the aggregate, with respect to each Company Employee, substantially similar to or better than the compensation and benefits provided to such Company Employee under the Employee Benefit Plans immediately prior to the Closing, in each case subject to the satisfaction of the Company’s financial target as agreed between Purchaser and Seller, and the performance review of each such Company Employee in normal course in accordance with the written policies of the Company.

(b) The WDC RSUs (as defined below) held by the Company Employees shall be treated as follows:

(i) At or immediately prior to the Closing, each award of Western Digital Corporation restricted stock units (each such unit, a “WDC RSU” and collectively, the “WDC RSUs”) held by a Company Employee that is then outstanding and unvested shall automatically be canceled in accordance with the terms and conditions of such WDC RSUs.

(ii) The Parties acknowledge that the Company Employees who hold any WDC RSUs that are outstanding and vested (but not theretofore settled) as of the Closing (the “Vested WDC RSUs”) shall be entitled to settlement thereof in accordance with their terms.

(iii) As to any WDC RSU that is outstanding and not vested as of the Closing (an “Unvested WDC RSU”), the Company shall issue new cash-settled awards to the Company Employee (excluding Excluded Employees) (collectively, the “Replacement Cash Awards”) pursuant to a post-Closing cash bonus plan mutually acceptable to Seller and Purchaser (the “Post-Closing Bonus Plan”) to replace such canceled Unvested WDC RSUs. The

Replacement Cash Awards issuable to the relevant Company Employees shall (x) have the equivalent cash value of the Unvested WDC RSUs (as determined in accordance with the Post-Closing Bonus Plan), (y) be subject to the same vesting terms and conditions (whether time or performance based) that applied to the Unvested WDC RSUs immediately prior to the Closing Date (provided that there is no substantial change to the terms and conditions of the Unvested WDC RSU after execution of this Agreement unless otherwise agreed to by the Parties in writing), and (z) be payable by the Company to the Company Employee only if and to the extent such vesting conditions are fully satisfied. For avoidance of doubt, the Replacement Cash Awards issuable to Company Employees shall constitute Company Transaction Expenses.

(c) From and after the Closing, the Parties shall, or shall cause the Company to, honor all obligations to any Labor Organization and, notwithstanding anything in this Agreement to the contrary, the terms and conditions of employment upon and after the Closing for all employees of the Company represented by a Labor Organization shall be governed by any such obligations.

(d) Notwithstanding anything to the contrary in this Agreement, the Company, in its sole discretion, is permitted to: (i) prior to the Closing, pay out bonuses for any completed fiscal year to its employees in the ordinary course of business; and (ii) prior to the Closing, pay to each eligible Excluded Employee a pro rata bonus in respect of its then current fiscal year through the Closing based on its determination, in good faith, of the amounts earned, based on actual performance through the Closing.

(e) Nothing contained herein, expressed or implied, is intended to confer upon any Company Employee or any other Person any benefits under any benefit plans, programs, policies or other arrangements, and the provisions of this Section 5.6(e) are solely for the benefit of the Parties to this Agreement. No provision of this Agreement shall guarantee any future employment of any Company Employee.

Section 5.7 Public Announcements

No Party shall make, or cause to be made, any press release or public announcement in respect of the negotiations of the Parties or the subject matter or provisions of this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby or otherwise communicate with any news media without the prior written consent of the other Party (which consent shall not be unreasonably withheld, delayed or conditioned) unless otherwise required by Law or applicable stock exchange regulation (based upon the reasonable advice of counsel), and the Parties shall cooperate as to the timing and contents of any such press release, public announcement or communication.

Section 5.8 Further Assurances

At and after the Closing Date, each of Purchaser and Seller shall use its best efforts from time to time to execute and deliver at the reasonable request of the other Party or at the request of any Governmental Authority such additional documents and instruments, and to take, or refrain from taking, such other actions, as may be reasonably required to give effect to this Agreement and the transactions contemplated hereby, which shall include, without limitation, any documents, instruments or actions reasonably required to cause the Purchase Price to be converted into U.S. Dollar and paid to the Seller’s Account.

Section 5.9 Notification of Certain Matters

(a) During the Interim Period, Seller shall give prompt notice to Purchaser in writing if:

(i) (A) Seller becomes aware of any representation or warranty contained in this Agreement becoming untrue or inaccurate such that the conditions set forth in either Section 6.5(a) or Section 6.6(a) would not be satisfied or (B) any failure of Seller or the Company to comply with any covenant or agreement to be complied with by it under this Agreement such that the conditions set forth in Section 6.5(b) would not be satisfied; or

(ii) Seller becomes aware of the occurrence or existence of any event, development or change that has had, or would have a Company Material Adverse Effect.

(b) During the Interim Period, Purchaser shall give prompt notice to Seller in writing if:

(i) (A) Purchaser becomes aware of any representation or warranty contained in this Agreement becoming untrue or inaccurate such that the conditions set forth in Section 6.5(a) or Section 6.6(a) would not be satisfied or (B) any failure of Purchaser to comply with any covenant or agreement to be complied with by it under this Agreement such that the conditions set forth in Section 6.6(b) would not be satisfied; or

(ii) Purchaser becomes aware of the occurrence or existence of any event, development or change that has had, or would have, a Purchaser Material Adverse Effect.

Section 5.10 Taxes

(a) Straddle Period. Taxes of the Company relating to any Taxable period beginning on or before, and ending after the Closing Date (a “Straddle Period”), shall, for purposes of this Agreement, be allocated to the portion of any Tax that is allocable to the Taxable period that is deemed to end on the Closing Date as follows: (i) in the case of property Taxes and other Taxes similarly imposed on a periodic basis, deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days of such Straddle Period up to and including the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period, and (ii) in the case of all other Taxes (including income and similar Taxes), determined as though the Taxable year of the Company terminated on (and included) the Closing Date; provided that (A) any Taxes that are the result of or that are attributable to any transactions or actions that occur on the Closing Date but falls outside the ordinary course of business after the Closing shall not be allocated to the Taxable period that is deemed to end on the Closing Date; (B) exemptions, allowances or deductions generated by Transaction Expenses shall be treated as allocable to a Taxable period (or portion thereof) ending on or before the Closing Date.

(b) Tax Cooperation. Purchaser and Seller shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns and any audit, examination, litigation or other proceeding with respect to Taxes. Each of Purchaser and Seller agrees to furnish or cause to be furnished to Purchaser or Seller, as applicable, upon request, as promptly as practicable, such information and assistance relating to the Company as is reasonably necessary for the filing of any Tax Return (including the furnishing or making available during normal business hours of records, personnel (as reasonably required), books of account, powers of attorney and other materials reasonably necessary or helpful for the preparation of such Tax Returns), for the preparation for any audit, and for the prosecution or defense of any Tax Claim relating to any proposed adjustment. Each of Purchaser, Seller and the Company shall retain all books and records with respect to Taxes of the Company for a period of at least seven (7) years following the Closing Date.

(c) Tax Returns. The Company shall, and the Parties shall procure the Company to, prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company for any taxable year or period that begins on or before the Closing Date that are due (including extensions) after the Closing Date. The Company shall, and the Parties shall procure the Company to, (A) submit such Tax Returns to Seller for review and comment at least thirty (30) days prior to their filing (provided, that if any such Tax Return is due less than sixty (60) days following the end of the taxable period to which such Tax Return relates, such Tax Return shall be submitted to Seller for its review and comment as many days prior to their due date as is reasonably practicable) and (B) make any timely comments reasonably requested by Seller. All Transaction Deductions shall be reported in a Pre-Closing Tax Period to the maximum extent permitted by applicable Law. Without the prior written consent of Seller (which shall not be unreasonably delayed or withheld), the Company shall not amend any Tax Return relating to a Pre-Closing Tax Period, unless so required by the Taxing Authority in connection with a Tax Claim that is conducted in accordance with the terms of this Agreement.

(d) Tax Proceedings. After the Closing Date, Purchaser shall notify Seller within ten (10) days of the commencement of any notice of Tax deficiency, proposed Tax adjustment, Tax assessment, Tax audit, Tax examination or other administrative or court proceeding, suit, dispute or other claim with respect to Taxes of the Company for a Pre-Closing Tax Period (a “Tax Claim”). Thereafter, Purchaser shall deliver to Seller, as promptly as possible but in no event later than ten (10) days after receipt thereof, copies of all relevant notices and documents (including court papers) received by Purchaser or any of its Affiliates (including the Company). In the case of any Tax Claim relating to any Tax period ending on or before the Closing Date that, if determined adversely to the Company would be grounds for a claim for indemnity pursuant to this Agreement, Seller shall have the right to control the conduct of such Tax Claim and shall have the right to settle such Tax Claim after consultation with Purchaser.

(e) Tax Refunds. Purchaser shall pay, or cause its Affiliates (including, after the Closing, the Company) to pay, to Seller, as additional consideration for the Purchased Interest, all Tax refunds that are received by or with respect to the Company after the Closing that are attributable to a Pre-Closing Tax Period within five (5) Business Days of the receipt of such Tax refund other than to the extent such Tax refund was taken into account in the calculation of the Actual Working Capital Amount. Purchaser shall, and shall cause its Affiliates to, take all actions to receive refunds to which Seller is entitled pursuant to this Section 5.10(e), including actions (such as preparing and filing, or causing to be prepared and filed, Tax Returns) reasonably requested by Seller to obtain such refunds. Seller shall control in its sole discretion any preparation of, and any proceeding with respect to, any Tax Return or claim for refund pursuant to this Section 5.10(e).

(f) PRC Withholding Tax

(i) Purchaser shall be entitled to deduct and withhold, or cause to be deducted and withheld, from the amount of such part of the Purchase Price as is payable by Purchaser to Seller at any given time pursuant to Section 2.2(b) of this Agreement, such amounts as it is required to deduct and withhold, or cause to be deducted and withheld with respect to the amount of such payment, by any competent PRC Taxing Authority, and pay such Tax to such competent Taxing Authority on behalf of Seller, subject to compliance with the following Section 5.10(f)(ii). For avoidance of doubt, Seller shall be solely responsible for making Tax filings/registrations with, and paying Taxes to Taxing Authority outside of China, for any Tax payable by Seller (or its Affiliates) in connection with the transactions contemplated herein.

(ii) Notwithstanding any other provision of this Section 5.10,

(A) Seller shall prepare, or cause to be prepared required Tax Returns and related documentation in connection with the PRC Withholding Taxes as promptly as reasonably practicable to ensure timely filing of such Tax Returns. Seller shall provide Purchaser (and its Representatives with a reasonable opportunity (but Purchaser shall not be obliged) to review and comment on the relevant Tax Returns and filings to be submitted to the competent PRC Taxing Authority in connection with the transfer of Purchased Interest and the calculation of the PRC Withholding Taxes thereon;

(B) to the extent legally permissible, each Party shall notify the other Party as promptly as possible (but no later than four (4) Business Days) after receiving any communication or inquiry from any Taxing Authority relating to the assessment of the PRC Withholding Taxes and not respond to such inquiry unless with prior written consent of the other Party not to be unreasonably withheld, conditioned or delayed;

(C) to the extent practicable, each Party (and its Representatives) shall be permitted to attend any substantive meetings with or other appearances before any Tax officials of the PRC Taxing Authority; provided, that should any Party (or its Representatives) fail to attend such meetings or appearances as duly notified hereunder, the other Party may elect to attend such meetings or appearances without the other Party (or its Representatives) to the extent permissible under applicable Law; and

(D) Purchaser shall, as promptly as practicable, but in no event later than the relevant timeline required by the competent PRC Taxing Authority, pay to the competent PRC Taxing Authority the PRC Withholding Tax as determined pursuant to this Section 5.10(f)(ii) in respect of the transfer of the Purchased Interest to Purchaser, and Purchaser shall provide Seller evidence of such payments, including the Tax payment certificate(s) within five (5) Business Days following the payment of the PRC Withholding Tax to the competent PRC Taxing Authority.

(E) Seller shall submit the Tax Returns and filings in connection with the PRC Withholding Taxes to the PRC Taxing Authority as soon as practical, but in no event later than the relevant timeline required by applicable Law. Seller shall provide Purchaser with a copy of all Tax Returns and other Tax filing documents submitted to the PRC Taxing Authority, and Seller shall provide Purchaser with a copy of such Tax Returns and Tax Payment Notice, affixed with the chop of the competent PRC Taxing Authority, as soon as practicable and in any event within three (3) Business Days after the relevant submission has been made.

(g) Stamp Duty. Unless otherwise required by applicable Law or the competent Taxing Authority in the PRC, each of Purchaser and Seller shall: (i) submit on its own behalf to the applicable PRC Taxing Authority the stamp duty attributable to it; and (ii) pay the amount of stamp duty attributable to such Party, in each of clause (i) and (ii), as promptly as practicable (and no later than the prescribed deadline set forth by the competent PRC Taxing Authority) following the Closing as required by the applicable Taxing Authority.

(h) Other Transfer Taxes. All transfer, documentary, excise, consumption, sales, use, value added, stamp, conveyance, registration, filing, recordation and other similar Taxes and fees (including any penalties and interest) incurred in connection with this Agreement or the transactions contemplated by this Agreement (other than stamp duty described in Section 5.10(g), “Transfer Taxes”) shall be borne and paid by the Parties in accordance with the Law. The Parties shall file, or cause to be filed, all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, if required by applicable Law.

(i) Post-Closing Actions. Purchaser, the Company and each of their Affiliates shall not (i) initiate discussions or examinations with a Taxing Authority or make any voluntary disclosures with respect to Taxes of the Company with respect to a Pre-Closing Tax Period, (ii) extend any statute of limitations with respect to the Company for a Pre-Closing Tax Period, (iii) file any Tax Return with respect to a Pre-Closing Tax Period in any jurisdiction where the Company did not previously file such Tax Return, (iv) make any election with respect to the Company that has any retroactive effect to any Pre-Closing Tax Period, or (v) enter into any closing agreement with a Taxing Authority with respect to the Company for any Pre-Closing Tax Period, unless any of the above actions is mandatorily required by Law or ordered by the Taxing Authority.

(j) Overlap. To the extent that an obligation or responsibility pursuant to Article VIII may conflict with an obligation or responsibility pursuant to this Section 5.10, the provisions of Section 5.10 shall govern such obligation or responsibility.

Section 5.11 No-Shop

During the Interim Period, Seller shall not, and shall not permit the Company or any of the respective Representatives of the Seller or the Company to, directly or indirectly:

(a) solicit, initiate, encourage, or facilitate the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal;

(b) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other direct action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal;

(c) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention to agree to, accept, approve, endorse or recommend) any Acquisition Proposal; or

(d) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal.

Section 5.12 Non-Compete; Non-Solicitation

(a) For a period of five (5) years commencing from the Closing Date, unless otherwise agreed by Purchaser in writing, Seller will not, and shall procure that none of its Affiliates will, establish or invest in any business operations located in the PRC (whether in the form of buying equity in such company, entering into a joint venture, or other similar transaction) for the purpose of engaging in flash assembly and testing in the PRC of any product identical with or substantially similar to the products being assembled or tested at the Company as of the Closing. Nothing in the foregoing restriction shall limit Seller’s or any of its Affiliates’ ability to engage with third party suppliers or contract manufacturers to provide flash assembly and test business to support Seller’s or any of its Affiliates’ business requirements, nor shall it restrict Seller’s or any of its Affiliates’ ability to acquire, merge with, invest in, form a joint venture with, or otherwise consummate a business combination with, any non-PRC company where a majority business of such non-PRC company and/or its subsidiaries does not consist of flash testing and assembly in the PRC.

(b) Other than the Excluded Employees and such other Company Employees as agreed by the Parties in writing,

(i) Seller shall not, and shall procure that its Affiliates will not, (x) within three (3) years after the Closing Date, offer employment to any employee of the Company, or attempt to induce any employee to leave the employment of the Company, except pursuant to a general advertisement or public solicitation which is not directed specifically to any such employee, (y) offer employment to or hire any employee of the Company, within one (1) year after his/her voluntary resignation as an employee of the Company, unless otherwise agreed by the Parties in writing, or (z) solicit any customer, any supplier or any third party having cooperative relationship with the Company to do business with any entity directly competing with the Company. Nothing in the foregoing restriction shall prevent Seller or any of its Affiliates from hiring any employee whose employment has been terminated by the Company for any reason.

(ii) Purchaser shall procure that the Company and its Subsidiaries (if any) will not, (x) within three (3) years after the Closing Date, offer employment to any employee of Seller or any Affiliate thereof, or attempt to induce any employee to leave the employment of Seller or such Affiliate, except pursuant to a general advertisement or public solicitation which is not directed specifically to any such employee, or (y) offer employment to or hire any employee of the Seller or such Affiliate, within one (1) year after his/her voluntary resignation as an employee of Seller or such Affiliate, unless otherwise agreed by the Parties in writing. Nothing in the foregoing restriction shall prevent the Company and its Subsidiaries (if any) from hiring any employee whose employment has been terminated by Seller and its Affiliates for any reason.

Section 5.13 Working Capital Support

(a) As soon as reasonably practical following the execution of this Agreement, the Parties shall use commercially reasonable efforts to procure each Controller Supplier (as defined below) to enter into supply agreements directly with the Company (the “Transition of Controller Suppliers”) by December 31, 2024 (the period from the date of this Agreement through such date, the “Controller Transition Period”).

(b) The Company shall commence purchasing controllers directly from the Controller Suppliers with whom the Company has entered into supply agreements starting from the first (1st) Business Day immediately following the Closing (or such later date as may be mutually agreed upon in writing between the Parties) (the “Direct Purchase Date”).

(c) If all of the Controller Suppliers have entered into supply agreements directly with the Company during the Controller Transition Period (a “Full Transition”), in recognition of the additional working capital required to support the Transition of Controller Suppliers, Purchaser shall be entitled to deduct from the Second Installment Payment payable to Seller an amount equal to 80% of US$41,815,000 (or such other amount as may be mutually agreed upon in writing between the Parties in good faith prior to the Second Installment Payment as the working capital required to support the Full Transition, based on the then existing and/or reasonably projected working capital of the Company at the time of such agreement, the “Controller Working Capital Amount”), and the Purchase Price shall be deemed to be reduced accordingly.

(d) If less than all of the Controller Suppliers have entered into supply agreements directly with the Company during the Controller Transition Period (a “Partial Transition”), then the Controller Working Capital Amount shall be reduced pro rata (the “Adjusted Controller Working Capital Amount”) based on the (i) value of the controllers supplied by Controller Suppliers who have entered into supply agreements with the Company, as compared to (ii) the value of the controllers supplied by Controller Suppliers who have not entered into supply agreements with the Company (the “Controller Pro Rata Value”). In the event of a Partial Transition, the Parties will negotiate in good faith and agree on the Controller Pro Rata Value prior to the Second Installment Payment, and upon mutual agreement in respect thereof, Purchaser shall be entitled to deduct from the Second Installment Payment payable to Seller 80% of the Adjusted Controller Working Capital Amount, and the Purchase Price shall be deemed to be reduced accordingly.

(e) Starting on the Direct Purchase Date, in the case of a Full Transition, the Company shall purchase all controllers that have been (i) designated for the Company’s use and (ii) comprise Seller’s Affiliate’s controller inventory (including controllers held by Controller Suppliers on behalf of Seller’s Affiliate) (such controllers, the “Seller Controller Inventory”). In the event of Partial Transition, starting on the Direct Purchase Date, the Company shall be obligated to purchase only the controllers within Seller’s Controller Inventory attributable to the Controller Suppliers who entered into supply agreements with the Company. If the Company has insufficient cash to purchase Seller’s Controller Inventory, the Parties will contribute additional working capital in proportion to their respective equity interest in the Company, as is necessary to purchase Seller’s Controller Inventory (or any remaining portion thereof).

(f) For purpose of this Section 5.13, “Controller Suppliers” means the existing suppliers of controllers (excluding any of Seller’s Affiliates) who provide controllers to one or more of Sellers’ Affiliates (including SanDisk Storage Malaysia Sdn. Bhd.) for subsequent consignment sale and use by the Company as of the date hereof.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Mutual Closing Conditions

The respective obligation of each Party to consummate the transactions contemplated hereby is subject to the satisfaction or waiver, to the extent permitted by applicable Law, on or prior to the Closing Date of the following conditions:

(a) AMR Submission Conditions. All of the conditions set forth in Section 6.4 below shall remain satisfied as of the Closing Date or shall have been waived by both Parties pursuant to Section 6.4, as the case may be.

(b) AMR Approval. The Company shall have obtained the AMR Approval.

Section 6.2 Purchaser’s Closing Conditions

The obligation of Purchaser to consummate the transactions contemplated hereby is further subject to the satisfaction (or waiver by Purchaser) on or prior to the Closing Date of the following conditions:

(a) Performance of the Obligations of Seller. Seller shall have performed or complied with in all material respects all obligations and covenants required to be performed or complied with by it pursuant to this Agreement and any Ancillary Agreements to which Seller is a party and then in effect, in each case, at or prior to the Closing Date.

(b) Seller Closing Deliverables. Seller shall have delivered, or caused to be delivered, to Purchaser each of the deliverables described in Section 2.9(b).

(c) Officers’ Certificates. Purchaser shall have received a certificate signed on behalf of Seller by their authorized officers (or functional equivalent) certifying as to the matters set forth in Section 6.2(a) as of the Closing Date.

Section 6.3 Seller’s Closing Conditions

The obligation of Seller to consummate the transactions contemplated hereby is further subject to the satisfaction (or waiver by Seller) on or prior to the Closing Date of the following conditions:

(a) Performance of the Obligations of Purchaser. Purchaser shall have performed or complied with in all material respects all obligations and covenants required to be performed or complied with by it pursuant to this Agreement and any Ancillary Agreements to which Purchaser is a party and then in effect, in each case, at or prior to the Closing Date.

(b) Officers’ Certificates. Seller shall have received a certificate signed on behalf of Purchaser by an executive officer of Purchaser certifying as to the matters set forth in Section 6.3(a) as of the Closing Date.

Section 6.4 Mutual Conditions for AMR Submission

The application for AMR Approval shall not be submitted unless and until all of the following conditions have been satisfied or waived by both Parties as of the AMR Submission Date, to the extent permitted by applicable Law:

(a) Antitrust Approval. The waiting period applicable to, or clearance with respect to, the transactions contemplated by this Agreement under the PRC Anti-Monopoly Law shall have terminated, expired or been obtained.

(b) No Injunctions or Restraints. No applicable Order or Law shall be in effect that prohibits or prevents the consummation of the transactions contemplated hereby (collectively, “Restraints”).

(c) Transaction Documents. The Ancillary Agreements shall have been duly executed and delivered by the relevant parties, with each Ancillary Agreement (other than the Amended and Restated Articles of Association and the Registration ETA) to become effective as of the Closing Date.

(d) Excluded Employee. The Parties have reached agreement in writing on the list of the Excluded Employees.

(e) Post-Closing Bonus Plan. The Post-Closing Bonus Plan in form and substance reasonably satisfactory to each of Purchaser and Seller shall have been duly approved by the Company, with such plan to become effective as of the Closing Date.

Section 6.5 Purchaser’s Conditions for AMR Submission

The submission of the application for AMR Approval is further subject to the satisfaction (or waiver by Purchaser in writing) of the following conditions as of the AMR Submission Date:

(a) Representations and Warranties of Seller.

(i) The Seller Fundamental Representations and each of the representations and warranties of Seller set forth in Article III that are qualified by materiality (including “Company Material Adverse Effect”, “Seller Material Adverse Effect” or similar materiality qualification) shall be true and correct in all respects as of the AMR Submission Date as though made on such date with reference to the facts and circumstances then existing (except those representations and warranties that address matters as of a specified date, which shall be true and correct in all respects as of that specified date), except where the failure of such representations and warranties to be so true and correct is as a result of actions expressly permitted by or approved by Purchaser pursuant to Section 5.1; and

(ii) Each of the representations and warranties of Seller set forth in Article III (other than the Seller Fundamental Representations and such representations and warranties as described in Section 6.5(a)(ii) above) shall be true and correct as of the AMR Submission Date as though made on such date with reference to the facts and circumstances then existing (except those representations and warranties that address matters as of a specified date, which shall be true and correct as of that specified date), except where the failure of such representations and warranties to be so true and correct (1) is as a result of actions expressly permitted by or approved by Purchaser pursuant to Section 5.1, or (2) where such failures to be so true and correct that, individually or in the aggregate, have not had a Seller Material Adverse Effect or a Company Material Adverse Effect, as applicable.

(b) Performance of the Obligations of Seller. Seller shall have performed or complied with in all material respects all obligations and covenants required to be performed or complied with by it pursuant to this Agreement at or prior to the AMR Submission Date.

(c) Material Adverse Effect. Since the date of the Original Agreement, there shall not have occurred and be continuing a Company Material Adverse Effect.

(d) Seller Deliverables. Seller shall have delivered, or caused to be delivered, to Purchaser each of the deliverables described in Section 2.9(a).

(e) Officers’ Certificates. Purchaser shall have received a certificate signed on behalf of Seller by their authorized officers (or functional equivalent) certifying as to the matters set forth in Section 6.5(a), Section 6.5(b) and Section 6.5(c) as of the AMR Submission Date.

(f) Unpaid Registered Capital. Seller shall have caused subscribed but unpaid registered capital of the Company in the amount of US$43,000,000 to be paid up through the recapitalization of the retained earnings of the Company in the same amount, and the Company shall have obtained a capital verification report issued by a qualified accounting firm in the PRC confirming that Seller has paid the registered capital of the Company in full amount (i.e., US$272,000,000). For avoidance of doubt, Seller bears the sole obligation to (i) pay up such registered capital, (ii) file any applicable Tax returns associated with such recapitalization of such retained earnings, and (iii) pay any applicable taxes associated therewith, and such obligation shall not be transferred to or assumed by Purchaser in any case.

(g) Application Documents for SAFE Registration Voucher. Seller shall have delivered, or caused to be delivered to Purchaser all the documents and materials to be executed and provided by Seller and the Company as Purchaser may reasonably require for the purpose of obtaining the SAFE Registration Voucher, provided that the new business license of the Company (and its photocopies affixed with the company chop of the Company) will be provided to Purchaser within one (1) Business Day following the AMR Approval. For avoidance of doubt, the application forms to be delivered by Seller shall include all information and supporting materials reasonably required of Seller and/or the Company and shall be duly executed by the Company and Seller (if applicable), except for the signature by the legal representative of the Company to be nominated by Purchaser.

(h) Consents. All Consents that are listed on Section 3.3(a) of the Seller Disclosure Letter shall have been received at or prior to the AMR Submission Date.

Section 6.6 Seller’s Conditions for AMR Submission

The submission of the application for AMR Approval is further subject to the satisfaction (or waiver by Seller) of the following conditions as of the AMR Submission Date:

(a) Representations and Warranties of Purchaser. The representations and warranties of Purchaser shall be true and correct in all material aspects as of the AMR Submission Date as though made on such date with reference to the facts and circumstances then existing (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date).

(b) Performance of the Obligations of Purchaser. Purchaser shall have performed or complied with in all material respects all obligations and covenants required to be performed or complied with by it pursuant to this Agreement at or prior to the AMR Submission Date.

(c) Purchaser Deliverables. Purchaser shall have delivered, or cause to be delivered, to Seller each of the deliverables described in Section 2.10(a).

(d) Officer’s Certificate. Seller shall have received a certificate signed on behalf of Purchaser by an executive officer of Purchaser certifying as to the matters set forth in Section 6.6(a) and Section 6.6(b) as of the AMR Submission Date.

Section 6.7 Frustration of Conditions

Neither of Purchaser or Seller may rely, either as a basis for not consummating the transactions contemplated by this Agreement or terminating this Agreement, on the failure of any condition set forth in Section 6.1, Section 6.2, Section 6.3, Section 6.4, Section 6.5 or Section 6.6 as the case may be, to be satisfied if such failure was caused by such Party’s breach of any provision of this Agreement or failure to use its reasonable best efforts to consummate the transactions contemplated by this Agreement, as required by Section 5.3.

Section 6.8 Waiver of Conditions

Purchaser may, at any time, and in its sole discretion, by written notice to Seller, waive, in whole or in part, any of the conditions set forth in Section 6.2 and Section 6.5 (each a “Condition to Closing”). For the avoidance of doubt, if Purchaser decides to waive any Condition to Closing and to proceed with the transactions contemplated by this Agreement, the waiver of such Condition to Closing shall constitute a full waiver of all rights and remedies with respect to any breach of any representation or warranty, covenant or other agreement in respect of which such waiver was granted.

ARTICLE VII

TERMINATION; EXPENSES

Section 7.1 Termination

This Agreement may be terminated and the transactions contemplated hereby may be terminated and abandoned at any time prior to the Closing:

(a) by the mutual written consent of Seller and Purchaser;

(b) by either Seller or Purchaser:

(i) if the Closing has not occurred on or before December 31, 2024 (the “Longstop Date”); provided, however, that any right of the Party seeking to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to such Party if the failure to consummate the Closing by the Longstop Date arises out of, or results from, any material breach by such Party of any representation, warranty, covenant or obligation contained herein;

(ii) if any Restraint shall be in effect and shall have become final and non-appealable; provided, however, that any right of the Party seeking to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to such Party if: (A) such Restraint arises out of, or results from, any material breach by such Party of any representation, warranty, covenant or obligation contained herein; or (B) such Party is then in material breach of any representation, warranty, covenant, or obligation contained herein;

(c) by Purchaser prior to the Closing, by written notice to Seller from Purchaser in accordance with Section 9.5, if

(i) there shall have been a breach by Seller of any of its representations, warranties, covenants or obligations set forth in this Agreement, which breach would result in the failure to satisfy any condition set forth in Section 6.1, Section 6.2, Section 6.4 or Section 6.5 and, in any such case, such breach (A) shall by its nature be incapable of being cured; or (B) if capable of being cured, shall not have been cured by the earlier of: (1) twenty (20) calendar days after written notice thereof shall have been received by Seller; or (2) the Longstop Date; provided, however, that the right of Purchaser under this Section 7.1(c)(i) shall not be available if Purchaser is then in material breach of any representation, warranty, covenant, or obligation contained herein; or

(ii) Seller fails to consummate the Closing within five (5) Business Days after the later date of (A) satisfaction or waiver (to the extent waiver is not prohibited by applicable Law) of the conditions set forth in Section 6.1, Section 6.3, Section 6.4 or Section 6.6 (other than those conditions that by their nature are to be satisfied at the Closing) and (B) such other date agreed in accordance with Section 2.8(a); provided, however, that, in the case of conditions set forth in Section 6.3 or Section 6.6, such conditions are capable of being satisfied if the Closing were to occur in accordance with the terms of this Agreement; and

(d) by Seller prior to the Closing, by written notice to Purchaser from Seller in accordance with Section 9.5, if

(i) there shall have been a breach by Purchaser of any of its representations, warranties, covenants or obligations set forth in this Agreement, which breach would result in the failure to satisfy any condition set forth in Section 6.1, Section 6.3, Section 6.4 or Section 6.6, and, in any such case, such breach (A) shall by its nature be incapable of being cured; or (B) if capable of being cured, shall not have been cured by the earlier of: (1) twenty (20) calendar days after written notice thereof shall have been delivered to Purchaser; or (2) the Longstop Date; provided, however, that the right of Seller under this Section 7.1(d)(i) shall not be available if Seller is then in material breach of any representation, warranty, covenant or obligation contained herein; or

(ii) Purchaser fails to consummate the Closing within five (5) Business Days after the later date of (A) satisfaction or waiver (to the extent waiver is not prohibited by applicable Law) of the conditions set forth in Section 6.1, Section 6.2, Section 6.4 or Section 6.5 (other than those conditions that by their nature are to be satisfied at the Closing) and (B) such other date agreed in accordance with Section 2.8(a); provided, however, that, in the case of conditions set forth in Section 6.2 or Section 6.5, such conditions are capable of being satisfied if the Closing were to occur in accordance with the terms of this Agreement.

(e) Notwithstanding anything to the contrary contained herein, this Agreement may be terminated and the transactions contemplated hereby may be terminated and abandoned by Seller, by written notice to Purchaser from Seller in accordance with Section 9.5, if Seller has not received the Estimated Closing Payment, together with any interest thereon, within twenty (20) Business Days following the Closing either due to Purchaser’s failure to pay the Estimated Closing Payment, together with any interest thereon in accordance with Section 2.2(c) or as a result of Seller’s failure to enforce and receive the Estimated Closing Payment under the Letter of Guarantee.

(f) For the avoidance of doubt, the failure of the Parties (or the applicable parties thereto) to agree on the terms, conditions and provisions of any of the Ancillary Agreements shall not entitle any Party to terminate this Agreement or the transactions contemplated hereby before the Longstop Date.

Section 7.2 Effect of Termination; Procedure

Except as set forth in this Section 7.2, if, and in the event, this Agreement is terminated pursuant to Section 7.1,

(a) this Agreement shall become void and of no effect with no liability or further obligation on the part of any Party hereto arising under or out of this Agreement, except that: (i) the provisions of Section 5.2(b) (Access to Information; Confidentiality), this Section 7.2 (Effect of Termination; Procedure), Section 7.3 (Fees and Expenses), Section 7.4 (Termination Fee), and Article IX (Miscellaneous), shall each survive the termination hereof; and (ii) no such termination shall relieve any Party of any liability for losses, costs and damages incurred by the other Party on account of breach by any Party hereto; and

(b) all filings, applications and other submissions made by any Party to any Person, including any Governmental Authority, in connection with the transactions contemplated by this Agreement shall, to the extent practicable and not legally prohibited, be withdrawn from such Person by such Party and any transfer of the Purchased Interest prior to payment of the Estimated Closing Payment, together with any interest thereon, in full hereunder shall be unwound. Without limiting the generality of the foregoing, in such case, Seller shall be entitled to require that Purchaser transfer the Purchased Interest back to Seller or to any other Person designated by Seller, and Purchaser agrees to take or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable (in each case, subject to applicable Laws) to transfer the Purchased Interest back to Seller or its designee as promptly as practicable, including (i) the preparation and filing of all forms, registrations and notices required to be submitted to SAMR and any other competent Governmental Authority, (ii) the taking of all reasonable actions necessary to obtain (and with cooperation with Seller and the Company in obtaining) any Consent, clearance, expiration or termination of waiting periods or other confirmation of, any Governmental Authority required to be obtained or made by Purchaser, the Company, Seller or any of Seller’s designees in connection with the transfer of the Purchased Interest. The cost (including Taxes) for such unwinding transfer shall be borne (w) equally by Purchaser and Seller, if this Agreement is terminated pursuant to Section 7.1(a); (x) equally by

Purchaser and Seller, if this Agreement is terminated pursuant to Section 7.1(b); provided, however, to the extent such termination arises out of, or results from, any material breach by any Party of any representation, warranty, covenant or obligation contained herein, such cost shall be borne entirely by such breaching Party, (y) by Seller if this Agreement is terminated pursuant to Section 7.1(c), or (z) by Purchaser if this Agreement is terminated pursuant to Section 7.1(d) or Section 7.1(e).

Section 7.3 Fees and Expenses

Other than as expressly provided in this Agreement, including as specifically set forth in Section 2.5(f), Section 5.10 and this Section 7.3, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs or expenses, whether or not the transactions contemplated by this Agreement are consummated.

Section 7.4 Termination Fee

(a) Purchaser Termination Fee. Purchaser shall pay to Seller US$10,000,000 by wire transfer of immediately available funds in U.S. Dollar to Seller’s Account (such amount, the “Purchaser Termination Fee”, together with the Seller Termination Fee, the “Termination Fee”) within five (5) Business Days after termination:

(i) if this Agreement is terminated by Seller pursuant to Section 7.1(d);

(ii) if this Agreement is terminated by Seller pursuant to Section 7.1(e);

(iii) if this Agreement is terminated by Seller or Purchaser pursuant to Section 7.1(b)(i) and Seller would have been entitled to terminate this Agreement pursuant to Section 7.1(d) but for (A) such termination pursuant to Section 7.1(b)(i) or (B) the fact that the expiration of the three(3)-Business Day period described in Section 2.8(a) occurs after the Longstop Date; or

(iv) if this Agreement is terminated by Seller or Purchaser pursuant to Section 7.1(b)(ii) to the extent such Restraint arises under the PRC Anti-Monopoly Law.

(b) Seller Termination Fee. Seller shall pay to Purchaser US$10,000,000 by wire transfer of immediately available funds in U.S. Dollar to a bank account located in PRC as designated by Purchaser (such amount, the “Seller Termination Fee”) within three (3) Business Days after termination:

(i) if this Agreement is terminated by Purchaser pursuant to Section 7.1(c); or

(ii) if this Agreement is terminated by Seller or Purchaser pursuant to Section 7.1(b)(i) and Purchaser would have been entitled to terminate this Agreement pursuant to Section 7.1(c) but for (A) such termination pursuant to Section 7.1(b)(i) or (B) the fact that the expiration of the three (3)-Business Day period described in Section 2.8(a) occurs after the Longstop Date.

(c) If any Party fails to pay such Termination Fee when due, such Party shall also pay to the other Party all of such other Party’s costs and expenses (including attorneys’ fees) in connection with all actions to collect such Termination Fee.

(d) Purchaser and Seller acknowledge that, if the Termination Fee is required to be paid as a result of a termination of this Agreement, Seller’s or Purchaser’s, as the case may be, right to receive such Termination Fee shall be in addition to any other remedy to which it is entitled according to the Law, and Seller’s or Purchaser’s, as the case may be, collection of the Termination Fee pursuant to this Section 7.4 shall not restrict, impair or otherwise limit Seller or Purchaser, as the case may be, from pursuing any other remedy to which it is entitled at Law or in equity.

ARTICLE VIII

INDEMNIFICATION

Section 8.1 Survival

(a) Subject to the limitations and other provisions of this Agreement, the representations and warranties of Seller on the Company contained in this Agreement shall survive the Closing and remain in full force and effect until the date that is eighteen (18) months following the Closing Date; provided, however, that (i) the Seller Fundamental Representations, shall survive until the third (3rd) anniversary of the Closing Date, and (ii) the representations and warranties with respect to Tax matters as set forth in Section 5.10 hereof shall survive until the fifth (5th) anniversary of the Closing Date.

(b) Subject to the limitations and other provisions of this Agreement, the representations and warranties of Purchaser contained in this Agreement shall survive the Closing and remain in full force and effect until the until the third (3rd) anniversary of the Closing Date.

(c) The covenants and agreements of the Seller and the Purchaser that by their terms apply or are to be performed in whole or in part after the Closing Date shall survive the Closing for the period provided in such covenants and agreements, if any, or until fully performed.

(d) Subject to the limitations and other provisions of this Agreement, the matters contained in Section 8.8 shall survive the Closing until the fifth (5th) anniversary of the Closing Date; provided, that any indemnification obligation arising pursuant to Section 8.8 solely to the extent attributable to any failure of the Company to comply with applicable Laws relating to transfer pricing shall survive the Closing until the ten (10th) anniversary of the Closing Date.

(e) No claim for the recovery of any Losses may be asserted against Seller under this Article VIII unless a written notice is received by Indemnifying Person pursuant to Section 8.5 on or prior to the date on which the representation and warranty or covenant upon which such claim is based ceases to survive as set forth in this Section 8.1, in which case such representation and warranty or covenant shall survive as to such claim until such claim has been finally resolved.

Section 8.2 Indemnification by Seller

Subject to the other terms and conditions of this Article VIII, from and after the Closing, Seller shall indemnify Purchaser (and its Representatives) against, and shall hold Purchaser (and its Representatives) harmless from and against, any and all Losses incurred or sustained by, or imposed upon, Purchaser (and its Representatives) as a result of or in connection with any of the following:

(a) any breach of or inaccuracy in any representation and warranty made by Seller in this Agreement as of the date of the Original Agreement or as of the Closing Date (as though such representation and warranty was made as of the Closing Date rather than the date of the Original Agreement, except in the case of any individual representation and warranty that by its terms speaks only as of a specific date or dates); and

(b) any breach of any covenant or agreement to be performed by the Company (to the extent and only to the extent such covenant or agreement is to be performed at or before the Closing) or Seller (before, at or after the Closing).

(c) any failure or delay by Seller to make any payments (including Seller’s payment obligations under Section 7.4 and Section 8.2 and refund of any adjustment to the Estimated Closing Payment under the provisions in Section 2.2(b)(ii) and under Section 2.4(a)(ii), and Section 2.4(b)(i)), whereby Seller shall pay Purchaser interest thereon at the rate of 1% above SOFR per annum for the relevant days, compounding annually, accruing daily from the date that such amount first becomes payable and continuing until such amount, together with the interest payable thereon, has been paid in full.

Section 8.3 Indemnification by Purchaser

Subject to the other terms and conditions of this Article VIII, from and after the Closing, Purchaser shall indemnify Seller against, and shall hold Seller harmless from and against, any and all Losses incurred or sustained by, or imposed upon, Seller as a result of or in connection with any of the following:

(a) any breach of or inaccuracy in any representation and warranty made by Purchaser in this Agreement as of the date of the Original Agreement or as of the Closing Date (as though such representation and warranty was made as of the Closing Date rather than the date of the Original Agreement, except in the case of any individual representation and warranty that by its terms speaks only as of a specific date or dates); and

(b) any breach of any covenant or agreement to be performed by Purchaser (before, at or after the Closing).

(c) any failure or delay by Purchaser to make any payments under this Section 8.3, whereby Purchaser shall pay Seller interest thereon at the rate of 1% above SOFR per annum for the relevant days, compounding annually, accruing daily from the date that such amount first becomes payable and continuing until such amount, together with the interest payable thereon, has been paid in full.

Section 8.4 Certain Limitations

The Party making a claim under this Article VIII, together with its Representatives, are referred to as the “Indemnified Person,” and the Party against whom such claims are asserted under this Article VIII is referred to as the “Indemnifying Person.” The indemnification provided for in Section 8.2, Section 8.3 and Section 8.8 shall be subject to the following limitations:

(a) The Indemnifying Person shall not be liable to the Indemnified Person for indemnification under Section 8.2 or Section 8.3 (but not Section 8.8), as the case may be, until the aggregate amount of all Losses indemnifiable to the Indemnified Person under Section 8.2 or Section 8.3 exceeds two percent (2%) of the Base Purchase Price (the “Deductible”), in which event the Indemnifying Person shall only be required to pay or be liable for Losses in excess of the Deductible. With respect to any claim as to which the Indemnified Person may be entitled to indemnification under Section 8.2 or Section 8.3 (but not Section 8.8) as the case may be, the Indemnifying Person shall not be liable for any individual or series of related Losses which do not exceed one tenth of a percent (0.1%) of the Base Purchase Price (which Losses shall not be counted toward the Deductible).

(b) The aggregate amount of all Losses for which an Indemnifying Person shall be liable pursuant to Section 8.2, Section 8.3 in respect of Fraud and/or a breach of the Seller Fundamental Representations and Section 8.8 shall not in any event exceed an amount that is equal to the portion of the Base Purchase Price. Except as otherwise provided in the preceding sentence, the aggregate amount of all Losses for which an Indemnifying Person shall be liable pursuant to Section 8.2(a) or Section 8.3(a) shall not exceed an amount that is equal to twelve and a half percent (12.5%) of the Base Purchase Price.

(c) Payments by an Indemnifying Person pursuant to Section 8.2 or Section 8.3 in respect of any Loss shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment received by the Indemnified Person (or the Company) in respect of any such claim. The Indemnified Person shall use its commercially reasonable efforts to recover under insurance policies (if any) or indemnity, contribution or other similar agreements for any Losses prior to seeking indemnification under this Agreement. If the Indemnified Person receives any additional compensation from third parties after recovery from the Indemnifying Person in respect of an indemnification claim made by the Indemnified Person hereunder, the Indemnified Party shall return the corresponding amount (deducting Taxes) to the Indemnifying Person.

(d) To the extent an Indemnified Person recognizes any net Indemnification Tax Benefits as a result of any Losses for the Taxable year in which the indemnity payment is made, such Indemnified Person shall pay the amount of such Indemnification Tax Benefits by (i) reducing the amount of Losses by the amount of Indemnification Tax Benefits actually recognized (if such benefits are actually recognized prior to the date on which the indemnity payment is made) or (ii) making a payment to Seller equal to the Indemnification Tax

Benefit within thirty (30) days after such benefit is actually recognized if such benefit is actually recognized after the indemnity payment is made. For this purpose, the Indemnified Person shall be deemed to recognize a Tax benefit (“Indemnification Tax Benefit”) with respect to a Taxable year if, and to the extent that, the Indemnified Person’s liability for Taxes for such Taxable year, calculated by excluding any Tax items attributed to the Losses, exceeds the Indemnified Person’s actual liability for Taxes for such Taxable year, calculated by taking into account any Tax items attributed to the Losses.

(e) In no event shall any Indemnifying Person be liable to any Indemnified Person for any punitive, incidental, consequential, special, or indirect damages, including loss of future revenue or income, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, or diminution of value or any damages based on any type of multiple.

(f) No Indemnified Person shall be entitled to recover from the Indemnifying Person under this Agreement more than once in respect of the same claim or the same Losses. Any liability of the Indemnifying Person under this Agreement shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement.

(g) The Indemnified Person shall take, and cause its Affiliates to take, all reasonable steps to mitigate any Loss upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach that gives rise to such Loss.

(h) Seller shall not be liable under this Article VIII for any Losses based upon or arising out of any inaccuracy in or breach of any of the representations or warranties of Seller contained in this Agreement if Purchaser had Knowledge of such inaccuracy or breach prior to the date hereof.

(i) No Indemnifying Person shall be liable for any Losses arising from: (A) any Taxes of the Company incurred on the Closing Date after the Closing that are outside the ordinary course of business of the Company or inconsistent with past practices; (B) any Taxes of Purchaser (including the Company) attributable to a Tax period other than a Pre-Closing Tax Period; or (C) the amount, value or condition of, or any limitations on, any Tax asset or attribute of the Company (e.g., net operating loss or net operating carryforward), to the extent such assets or attributes are relevant to the ability of Seller or any of its Affiliates (including the Company) to utilize such Tax assets or Tax attributes in any Tax period other than a Pre-Closing Tax Period.

Section 8.5 Indemnification Procedures

(a) Any claim by an Indemnified Person on account of any Losses which does not result from a Third-Party Claim (a “Direct Claim”) shall be asserted (and may only be asserted) by the Indemnified Person by giving the Indemnifying Person prompt written notice thereof. Such notice by the Indemnified Person shall describe the Direct Claim in reasonable detail, shall include copies of all written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Losses that have been or may be sustained by the Indemnified Person.

The Indemnifying Person shall have fifteen (15) Business Days after its receipt of such notice to respond in writing to such Direct Claim. During such fifteen (15) Business Day-period, the Indemnified Person shall allow the Indemnifying Person and its advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Person shall reasonably assist the Indemnifying Person’s investigation by giving such information and assistance (including access to their premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Person, or any of its advisors, may reasonably request. If the Indemnifying Person does not so respond within such fifteen (15) Business Day-period, the Indemnifying Person shall be deemed to have rejected such Direct Claim, in which case the Indemnified Person may pursue such other remedies as may be available for the benefit of the Indemnified Person on the terms and subject to the provisions of this Agreement.

(b) If the Indemnified Person receives notice of the assertion or commencement of any action, suit, claim or other legal proceeding made or brought by any Person who is not a Party to this Agreement or an Affiliate of a Party to this Agreement or a Representative of the foregoing (a “Third-Party Claim”) against such Indemnified Person with respect to which the Indemnifying Person is obligated to provide indemnification under this Agreement, the Indemnified Person shall give the Indemnifying Person prompt written notice thereof. The failure to give such prompt written notice shall not, in and of itself, however, relieve the Indemnifying Person of its indemnification obligations, except and only to the extent that the Indemnifying Person forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Person shall describe the Third-Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Losses that have been or may be sustained by the Indemnified Person. The Indemnifying Person shall have the right to participate in, or by giving written notice to the Indemnified Person, to assume the defense of any Third-Party Claim (to the extent permitted by applicable Law) at the Indemnifying Person’s expense and by the Indemnifying Person’s own counsel, and the Indemnified Person shall cooperate in good faith in such defense. In the event that the Indemnifying Person assumes the defense of any Third-Party Claim, it shall promptly notify the Indemnified Person, and the Indemnifying Person shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third-Party Claim in the name and on behalf of the Indemnified Person. If the Indemnifying Person elects not to compromise or defend such Third-Party Claim or fails to promptly notify the Indemnified Person in writing of its election to defend as provided in this Agreement, the Indemnified Person may pay, compromise, defend such Third-Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third-Party Claim and for which the Indemnifying Person would otherwise be liable for under this Agreement. So long as one Party controls the defense of a Third-Party Claim, the other Party shall have the right, at its own cost and expense, to participate in the defense of the Third-Party Claim with counsel selected by such other Party. The Indemnifying Person and the Indemnified Person shall cooperate with each other in all reasonable respects in connection with the defense of any Third-Party Claim, including making available records relating to such Third-Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third-Party Claim.

(c) Notwithstanding any other provision of this Agreement, the Indemnifying Person shall not enter into settlement of any Third-Party Claim without the prior written consent of the Indemnified Person, which shall not be unreasonably withheld.

Section 8.6 Payments

Once a Loss is agreed to by the Indemnifying Person or finally adjudicated to be payable pursuant to this Article VIII, the Indemnifying Person shall satisfy its obligations within fifteen (15) Business Days of such final, non-appealable adjudication by wire transfer of immediately available funds.

Section 8.7 Tax Consequences

All payments (if any) made pursuant to any indemnification obligations under this Article VIII will be treated as an adjustment to the Purchase Price for Tax purposes and such agreed treatment will govern for purposes of this Agreement, unless otherwise required by applicable Law. Seller shall be responsible for any application or filing with the competent Taxing Authority for any Tax deduction or return due to such adjustment to the Purchase Price, and Purchaser shall provide reasonable assistance.

Section 8.8 Pre-Closing Tax Indemnity

Without limiting the generality of Section 8.2 and regardless of whether there is any breach of the representations, warranties, agreement or covenants of any Seller, and whether disclosed or not, Seller shall indemnify Purchaser (and its Representatives) against, and shall hold Purchaser (and its Representatives) harmless from and against, any and all Losses incurred or sustained by, or imposed upon, Purchaser (and its Representatives) for:

(a) any Taxes of the Company for any Pre-Closing Tax Period;

(b) any PRC Withholding Taxes owed with respect to the transactions contemplated by this Agreement to the extent such PRC Withholding Taxes are not withheld from amounts otherwise payable pursuant to this Agreement.

Notwithstanding the foregoing, Seller shall not be required to indemnify Purchaser (or its Representatives) for any Taxes taken into account in the calculation of the Actual Working Capital Amount.

Section 8.9 Exclusive Remedy

Subject to Section 9.14, the Parties acknowledge and agree that from and after Closing their sole and exclusive remedy with respect to any and all claims (other than claims arising from Fraud) for Losses for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this Article VIII. In furtherance of the foregoing, except with respect to Section 9.14, each Party hereby waives, from and after Closing, to the fullest extent permitted under Law, any and all rights, claims and causes of action for Losses for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other Party and their Affiliates and each of their respective Representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article VIII. Nothing in this Section 8.8 shall limit any Person’s right to seek and obtain any remedy in the nature of specific performance, injunctive relief or protective order to which any Person shall be entitled pursuant to Section 9.14 or to seek any remedy on account of Fraud by any Party hereto.

Section 8.10 Determination of Losses

Solely for purposes of determining the amount of any Losses arising out of, relating to or resulting from any failure of any representation or warranty to be true and correct (but not for purposes of whether or not any representation or warranty is true and correct), such representations and warranties shall be considered without giving effect to “materiality,” “material,” “Company Material Adverse Effect,” “in all material respects” or similar qualification (but not including Knowledge of Seller).

ARTICLE IX

MISCELLANEOUS

Section 9.1 Release

Effective as of the Closing, Purchaser, for itself and the Company, and their respective Affiliates and their respective successors, assigns, executors, heirs, officers, directors, managers, partners and employees (each a “Purchaser Releasor”), hereby irrevocably, knowingly and voluntarily releases, discharges and forever waives and relinquishes all claims, demands, obligations, liabilities, defenses, affirmative defenses, setoffs, counterclaims, Actions and causes of action of whatever kind or nature, whether known or unknown, which any of Purchaser Releasors has, might have or might assert now or in the future, against Seller and any of its Affiliates and their respective successors, assigns, officers, directors, managers, partners and employees or any of their respective heirs or executors (in each case in their capacity as such) (each, a “Seller Releasee”), arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed or was taken or permitted at or prior to the Closing; provided, however, that nothing contained in this Section 9.1 shall release, waive, discharge, relinquish or otherwise affect the rights or obligations of any party to the extent arising out of: (a) this Agreement and the Ancillary Agreements; or (b) any Contracts or other claims, demands, obligations, liabilities, defenses, affirmative defenses, setoffs, counterclaims, Actions and causes of action as set forth in Section 9.1 of the Seller Disclosure Letter. Purchaser shall, and shall cause the Company to, refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced any legal proceeding, of any kind against a Seller Releasee based upon any matter released pursuant to this Section 9.1.

Section 9.2 Disclosure

(a) Seller Disclosure Letter. The Seller Disclosure Letter and the Exhibits attached hereto and thereto shall be construed with, and as an integral part of, this Agreement. Each capitalized term used in any Exhibit or Seller Disclosure Letter but not otherwise defined therein shall be defined as set forth in this Agreement. The Seller Disclosure Letter has been arranged in numbered and lettered sections and subsections corresponding to the applicable numbered and lettered sections and subsections contained in this Agreement. Each item disclosed in the Seller Disclosure Letter shall constitute an exception to, or as applicable, disclosure for the purposes of, the representations and warranties (or covenants, as applicable) to which it makes reference and shall also be deemed to be constructively disclosed or set forth in any other section in the Seller Disclosure Letter relating to other sections of this Agreement to the extent a cross-reference is expressly made to such other section in the Seller Disclosure Letter or to the extent that the relevance of such item as an exception to, or as applicable, disclosure for the purposes of, another section of this Agreement is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to, or is disclosed for the purposes of, such other section of this Agreement. The fact that any item of information is disclosed in the Seller Disclosure Letter shall not be construed to mean that such information is required to be disclosed by this Agreement. Such information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material” or “Company Material Adverse Effect,” “Seller Material Adverse Effect,” “Purchaser Material Adverse Effect” or other similar terms in this Agreement. The inclusion of any item on the Seller Disclosure Letter shall not constitute an admission by the Company, Seller or Purchaser, as applicable, that such item is or is not material. No disclosure in the Seller Disclosure Letter relating to any possible breach or violation of any Contract, Law or Order shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. The Seller Disclosure Letter and the information contained in the Seller Disclosure Letter are intended only to qualify or provide disclosure for the purposes of the applicable representations, warranties and covenants contained in this Agreement and shall not be deemed to expand in any way the scope or effect of any of such representations, warranties or covenants.

(b) General Disclosure. By way of general disclosure, the following matters are disclosed or deemed disclosed to Purchaser and shall be deemed to qualify in their entirety the representations and warranties given by Seller hereunder: (i) all circumstances, facts and matters that are described or provided for in the Original Agreement, this Agreement and the Ancillary Agreements; (ii) all documents and information contained in the VDR and made available to Purchaser or its Representatives no later than two (2) Business Days immediately prior to the date of the Original Agreement in connection with the purchase and sale of the Purchased Interest and the transactions contemplated hereby; and (iii) all circumstances, facts and matters that would be revealed by an online search of the files of the Company at the websites maintained by the PRC Governmental Authorities at the date of the Original Agreement.

Section 9.3 No Other Representations or Warranties

Except as expressly set forth herein, no Party makes any representation or warranty, express or implied, at law or in equity, with respect to itself, the Company or the assets, liabilities or operations of the foregoing, including with respect to merchantability or fitness for any particular purpose, and any such other representations or warranties are hereby expressly disclaimed and, in any event, any such other representations or warranties may not be relied upon by the other Party or any of its Affiliates and Representatives. No Person has been authorized by any Party to make any representation or warranty on its behalf and to the extent of any such purported representation and warranty it cannot be relied upon in any manner.

Section 9.4 Amendments; No Waivers

(a) Any provision of this Agreement may be amended or waived prior to the Closing Date, if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Seller and Purchaser, or in the case of a waiver, by the Party against whom the waiver is to be effective. Each Party hereby acknowledges and agrees that, notwithstanding the entrance into this Agreement by the Parties and the restatement of the Original Agreement hereby, the Seller Payment Guarantee and the Purchaser Corporate Guarantee, each executed and delivered as of the date of the Original Agreement, shall each remain in full force and effect pursuant to the terms and conditions of each thereof.

(b) No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided at Law or in equity.

Section 9.5 Notices

All notices, consents, requests, demands or other communications required or permitted hereunder shall be: (a) in writing and (b) sent by email or by overnight courier or delivered by hand to the addresses set forth below (or at such other address as such Party may designate by fifteen (15) days’ advance written notice to the other Party to this Agreement given in accordance with this Section 9.5). Where a notice is sent by overnight courier service, service of the notice shall be deemed to have been effected by properly addressing, pre-paying and sending the notice by an overnight service through an internationally-recognized courier upon the earlier of (i) delivery and (ii) (or when delivery is refused) expiration of two (2) Business Days after the notice is sent as aforesaid. Where a notice is sent by electronic mail, service of the notice shall be deemed to be effected by properly addressing, and sending such notice through a transmitting organization, with a written confirmation of delivery, upon the day the same is sent as aforesaid, if such day is a Business Day and if sent during normal business hours of the recipient, otherwise the next Business Day. Notwithstanding the foregoing, to the extent a “with a copy to” address is designated, notice must also be given to such address in the manner above for such notice, request, consent or other communication hereunder to be effective.

(a) if to Purchaser, or, following the Closing, to the Company, to:

Room 111, No.200-1 Jichuang Road

Shanghai Pilot Free Trade Zone

The People’s Republic of China

Attention:  Legal Department

Facsimile:  +86-21-38933500

Email:    legal@jcetglobal.com

with a copy (which shall not constitute notice) to:

Room 111, No.200-1 Jichuang Road

Shanghai Pilot Free Trade Zone

The People’s Republic of China

Attention:  Qin Liu

Phone:   +86-18019026930

Email:    jane.liu@jcetglobal.com

and

JunHe LLP

26/F HKRI Centre One

HKRI Taikoo Hui, 288 Shimen Road (No.1)

Shanghai, 200041

The People’s Republic of China

Email:    hek@junhe.com; sunzhen@junhe.com

(b) if to Seller, or, prior to the Closing, to the Company, to:

c/o Western Digital Corporation

5601 Great Oaks Parkway

San Jose, CA 95119

United States of America

Attention:  Bernard Shek, Vice President & Deputy General Counsel

Email:    Bernard.Shek@wdc.com

and

O’Melveny & Myers LLP

610 Newport Center Drive

17th Floor

Newport Beach, CA 92660

United States of America

JC Plaza, 12th Floor

1225 Nanjing Road West

Shanghai, 200040

The People’s Republic of China

Attention:  Tony Wang; Walker J. Wallace

Phone:    +1 949-823-6950; +86 21-2307-7000

Email:    tonywang@omm.com; wwallace@omm.com

Section 9.6 Successors and Assigns

This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns; provided, however, that no Party may assign, delegate or otherwise transfer any of its rights or obligations pursuant to this Agreement without the prior written consent of the other Party. Any attempted assignment of this Agreement not in accordance with the terms of this Section 9.6 shall be void ab initio.

Section 9.7 Governing Law

This Agreement, and any and all claims arising directly or indirectly out of or otherwise concerning this Agreement (whether based in contract, tort or otherwise) shall be governed by, and construed and enforced in accordance with, the Laws of the PRC, except as set forth in Section 9.8(b).

Section 9.8 Dispute Resolution

(a) Any dispute, controversy, difference or claim (each, a “Dispute”) arising out of or relating to this Agreement, including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) under the HKIAC Administered Arbitration Rules in force when the Notice of Arbitration is submitted in accordance with the HKIAC Administered Arbitration Rules.

(b) The Law of this arbitration clause shall be Hong Kong Law. The seat of arbitration shall be Hong Kong. The number of arbitrators shall be three. The arbitration proceedings shall be conducted in English.

(c) Each party to the arbitration shall cooperate with each other party to the arbitration in making full disclosure of and providing complete access to all information and documents requested by such other party in connection with such arbitral proceedings, subject only to any confidentiality obligations binding on such party.

(d) Seller (and together with WDT, if applicable) shall be entitled to (jointly) appoint one (1) arbitrator, Purchaser (and together with STATS ChipPAC) shall be entitled to (jointly) appoint one (1) arbitrator, while the third (3rd) arbitrator who shall be the presiding arbitrator, shall be jointly appointed the first two arbitrators and shall be qualified to practice Law in Hong Kong and the PRC. If the third (3rd) arbitrator has not been appointed within thirty (30) days after the Notice of Arbitration is given, the relevant appointment shall be made by the Secretary General of HKIAC.

(e) The award of the arbitral tribunal shall be final and binding upon the parties thereto, and the prevailing party may apply to a court of competent jurisdiction for enforcement of such award.

(f) The arbitral tribunal shall decide any Dispute submitted by the parties to the arbitration strictly in accordance with the substantive Laws of the PRC (without regard to principles of conflict of Laws thereunder) and shall not apply any other substantive Law.

(g) Any party to the Dispute shall be entitled to seek preliminary injunctive relief, if possible, from any court of competent jurisdiction pending the constitution of the arbitral tribunal.

(h) During the course of the arbitral tribunal’s adjudication of the Dispute, this Agreement shall continue to be performed except with respect to the part in dispute and under adjudication.

(i) If any Action is commenced or threatened by any Party to enforce its rights under this Agreement against any other Person, the prevailing Party in such Action shall be reimbursed by the non-prevailing Party for all fees, costs and expenses, including reasonable attorneys’ fees, arbitration and court costs, incurred by the prevailing Party in such Action. If a Party prevails in part, and loses in part, in such Action, the court, arbitrator or other adjudicator presiding over such Action will award a reimbursement of the fees, costs and expenses incurred by the prevailing Party on an equitable basis.

Section 9.9 Privilege; Counsel

O’Melveny & Myers LLP has been engaged by Seller to represent it in connection with the transactions contemplated hereby. Purchaser (on its behalf and on behalf of its Affiliates) hereby: (a) agrees that, in the event that a dispute arises after the Closing between Purchaser and/or any of its Affiliates, on the one hand, and Seller and/or any of its Affiliates, on the other hand, O’Melveny & Myers LLP may represent Seller or such Affiliate(s) in such dispute even though the interests of Seller or such Affiliate(s) may be directly adverse to Purchaser, the Company or any of their Affiliates and even though O’Melveny & Myers LLP may have represented the Company in a matter substantially related to such dispute, or may be handling ongoing matters for Purchaser or the Company; and (b) waives any conflict in connection therewith. Purchaser (on its behalf and on behalf of its Affiliates) further agrees that, notwithstanding anything in this Agreement to the contrary, as to all communications among O’Melveny & Myers LLP, Seller and/or the Company (including any of their respective directors, officers, managers, employees or agents) that relate in any way to this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby or the negotiation of the same, the attorney-client privilege and the expectation of client confidence belongs to Seller and shall be controlled by Seller and shall not pass to or be claimed by Purchaser, the Company or any of their Affiliates after the Closing. Purchaser (on its behalf and on behalf of its Affiliates) further understands and agrees that the Parties have each undertaken reasonable efforts to prevent the disclosure of confidential or attorney-client privileged information. Notwithstanding those efforts, Purchaser (on its behalf and on behalf of its Affiliates) further understands and agrees that the consummation of the transactions contemplated by this Agreement may result in the inadvertent disclosure of information that may be confidential and/or subject to a claim of privilege. Purchaser (on its behalf and on behalf of its Affiliates) further understands and agrees that any disclosure of information that may be confidential and/or subject to a claim of privilege shall not prejudice or otherwise constitute a waiver of any claim of privilege. Purchaser (on its behalf and on behalf of its Affiliates) agrees to use reasonable best efforts to return promptly any inadvertently disclosed information to the appropriate Person upon becoming aware of its existence. Notwithstanding the foregoing, in the event that a dispute arises after the Closing between Purchaser, the Company or any of their Affiliates and a third Person other than a Party to this Agreement, the Company may assert the attorney-client privilege to prevent disclosure of confidential communications by O’Melveny & Myers LLP to such third Person; provided, however, that the Company may not waive such privilege without the prior written consent of Seller. O’Melveny & Myers LLP shall be a third-party beneficiary for the purposes of this Section 9.9.

Section 9.10 Counterparts; Effectiveness

This Agreement may be executed in five (5) or more counterparts, each of which together shall be deemed an original, and all of which together shall constitute one and the same instrument.

Section 9.11 Entire Agreement

(a) This Agreement (including, without limitation, the Seller Disclosure Letter and the Exhibits, schedules, and annexes hereto and thereto) and the Ancillary Agreements constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede and cancel all prior agreements, negotiations, correspondence, undertakings, understandings and communications of the Parties, whether oral or written, with respect to the subject matter hereof and thereof, including without limitation, the Original Agreement, which shall be deemed amended, restated and superseded in its entirety by this Agreement, with effect from the execution and delivery of the Original Agreement.

(b) Following the execution of the Original Agreement and prior to the AMR Submission Date, Seller and Purchaser agree to execute the Equity Interest Transfer Agreement summarizing the material terms of this Agreement in the form agreed by the Parties (the “Registration ETA”), which will be submitted to the appropriate PRC Governmental Authority for the purpose of obtaining the AMR Approval and SAFE Registration Voucher and completing the required Tax reporting and filing. For the avoidance of doubt, should any provision of the Registration ETA conflict with the provisions under this Agreement, this Agreement shall prevail.

Section 9.12 Third-Party Beneficiaries

Except as expressly provided herein, this Agreement is for the sole benefit of the Parties and their successors and permitted assigns and nothing herein expressed or implied shall give or be construed to give any Person, other than the Parties and such successors and permitted assigns, any legal or equitable rights hereunder; provided, however, that the Parties hereto specifically acknowledge and agree that: (a) the provisions of Section 9.1 are intended to be for the benefit of, and shall be enforceable by, each Seller Releasee; and (b) the provisions of Section 9.9 are intended to be for the benefit of, and shall be enforceable by, O’Melveny & Myers LLP.

Section 9.13 Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible and in a manner so as to as closely as possible provide the Parties with the intended benefits, net of the intended burdens, set forth in any such invalid, void or unenforceable provision.

Section 9.14 Specific Performance

(a) The Parties agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, shall occur in the event that the Parties do not perform the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated hereby) in accordance with its specified terms or otherwise breach such provisions. Accordingly, subject to Section 9.14(b), the Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance or other similar relief to prevent breaches or threatened breaches of this Agreement, or to enforce compliance with, the Parties’ covenants and obligations under this Agreement, and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at Law or in equity. Each of the Parties agrees that it shall not raise any objections to the availability of the remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement, and to specifically enforce the terms and provisions of this Agreement, and shall not oppose the granting of an injunction, specific performance and/or other similar relief on any basis, including the basis that any other Party has an adequate remedy at Law or that any award of an injunction, specific performance and/or other similar relief is not an appropriate remedy for any reason at Law or in equity. Any Party seeking: (i) an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement; (ii) to enforce specifically the terms and provisions of this Agreement; and/or (iii) other similar relief, shall not be required to show proof of actual damages or to provide any bond or other security in connection with any such remedy.

(b) Notwithstanding anything in this Agreement to the contrary, however, the Parties hereby acknowledge and agree that Seller shall be entitled to specific performance to cause Purchaser to effect the Closing in accordance with Section 2.2(c) only if all conditions in Section 6.1 and Section 6.2 have been satisfied (other than any condition the failure of which to be satisfied is attributable, in whole or in substantial part, to a breach by Purchaser of its representations, warranties, covenants or agreements contained in this Agreement and other than conditions that, by their nature, are to be satisfied at the Closing and which were, at the time Seller is seeking specific performance, capable of being satisfied).

(c) The remedies available to either Party pursuant to this Section 9.14 shall be in addition to any other remedy to collect the Termination Fee pursuant to Section 7.4 or any other remedy to which it is entitled at Law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit Seller from seeking to collect or collecting the Termination Fee pursuant to Section 7.4 or any other remedy to which it is entitled at Law or in equity.

Section 9.15 No Setoff

Each of the Parties hereto acknowledges and agrees (on its own behalf and on behalf of its Affiliates) that, except as provided under Section 2.4(d), it and its Affiliates shall have no right hereunder, under any Ancillary Agreement or pursuant to applicable Law to, and shall not, offset any amounts due and owing (or that becomes due and owing) pursuant to this Agreement or any Ancillary Agreement to any other party hereto or thereto or such other party’s Affiliates against any amounts due and owing to such party or such party’s Affiliates pursuant to this Agreement, the Ancillary Agreements or any other Contract.

Section 9.16 Construction

(a) The headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. As used in this Agreement: (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other genders as the context requires; (ii) the words “hereof,” “herein,” and “herewith” and words of similar import shall, unless the context otherwise states or requires, refer to this Agreement as a whole (including the Seller Disclosure Letter and the Exhibits, schedules and annexes hereto and thereto) and not to any particular provision of this Agreement, and all references to the preamble, recitals, Sections, Articles, Exhibits or Seller Disclosure Letter are to the preamble, recitals, Sections, Articles, Exhibits or Seller Disclosure Letter of, or to, this Agreement; (iii) the word “or” shall not be exclusive; (iv) the words “date hereof” shall mean the date of this Agreement, as set forth in the preamble hereto; (v) Purchaser and Seller shall be referred to herein individually as a “Party” and collectively as “Parties” (except where the context otherwise requires); (vi) any reference to any federal, state, local or non-U.S. statute or other Law shall be deemed also to refer to all rules and regulations promulgated thereunder; (vii) when calculating the number of days before which, within which or following which, any act is to be done or step is to be taken pursuant to this Agreement, the date from which such period is to be calculated shall be excluded from such count; provided, however, that, if the last calendar day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day; (viii) the measure of a period of one (1) month or year for the purposes of this Agreement shall be the date of the following month or year corresponding to the starting date; provided, however, that, if no corresponding date exists, then the end date of such period being measured shall be the next actual date of the following month or year (for example, one (1) month following February 18 is March 18 and one (1) month following March 31 is May 1); provided, further, that, if the last calendar day of such period is a non-Business Day, then the period in question shall end on the next succeeding Business Day; and (ix) for the purposes of this Agreement, references to the term “delivered by Seller,”

“delivered to Purchaser,” “furnished to Purchaser,” “made available to Purchaser” or similar expressions in Article III shall mean that Seller has: (A) posted such materials to the VDR, in a manner that enables viewing of such materials by Purchaser and its Representatives no later than two (2) Business Days immediately prior to the date of the Original Agreement or (B) set forth a copy of such materials in the Seller Disclosure Letter.

(b) The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

Section 9.17 No Recourse

Purchaser acknowledges and agrees that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement (including, without limitation, the Ancillary Agreements) shall be had against any past, present or future director, officer, agent, employee, member, partner, shareholder, Affiliate or Representative of Seller or of any of its Affiliate or assignee thereof, as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any past, present or future director, officer, agent, employee, member, partner, shareholder, Affiliate or Representative of Seller or of any of its Affiliate or assignee thereof, as such, for any obligation of Seller under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.

Section 9.18 Currency

Whenever conversion of values to or from any foreign currency for a particular date or period shall be required pursuant to this Agreement, such conversion shall be made using the closing mid-point rate for exchanges between those currencies quoted on the website of the People’s Bank of China (e.g., for conversion between RMB and USD) for (a) the nearest Business Day for which that rate is so quoted on or prior to the Business Day of the conversion for all amounts (the “Exchange Rate”).

When calculating whether or not a Loss exceeds the thresholds in Section 8.4, Losses shall be converted into U.S. Dollar by applying the Exchange Rate as of the date that the applicable indemnification claim is being made by a Party pursuant to Article VIII.

[Signature page follows]

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be duly executed by its authorized signatory as of the date first written above.

SanDisk China Limited

By:	/s/ Brandi Steege
Name: Brandi Steege
Title: Director and Secretary

[Signature Page to Amended and Restated Equity Purchase Agreement]

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be duly executed by its authorized signatory as of the date first written above.

By:	/s/
Name:
Title: Legal Representative

[Signature Page to Amended and Restated Equity Purchase Agreement]

Without becoming a party to this Agreement, Western Digital Technologies, Inc. (“WDT”) hereby assumes joint and several liability with Seller for any amounts payable by Seller to Purchaser hereunder (the “Seller Payment Guarantee”); provided, however, WDT shall be permitted to assign and transfer the Seller Payment Guarantee to the proposed successor in interest of the flash business in connection with the Flash Spin-off (the “Flash Spin-off Successor”) so long as such assignee has credibility for performing such undertaking and has consolidated net assets of no less than One Billion U.S. Dollars (US$1,000,000,000). In connection with such assignment, the Flash Spin-off Successor shall execute and deliver a written undertaking to Purchaser expressly assuming the Seller Payment Guarantee and upon delivery thereof, WDT shall be fully relieved of the Seller Payment Guarantee and have no continuing obligations hereunder.

WDT warrants and undertakes to Purchaser as below:

WDT has the requisite corporate or other similar power, as applicable, and has the authority to execute and deliver this Agreement, and to provide the Seller Payment Guarantee. The execution and delivery of this undertaking and the consummation of the obligation contemplated herein has been duly and validly authorized by all requisite corporate, partnership or limited liability company or other similar action, as applicable on the part of WDT. This undertaking shall upon such execution and delivery by WDT to Purchaser, be the legal, valid and binding obligations of WDT, enforceable against WDT in accordance with it terms.

WDT acknowledges and accepts Section 9.7 (Governing Law) and Section 9.8 (Dispute Resolution), and such provisions are binding and enforceable against WDT as if it were a party thereto.

Western Digital Technologies, Inc.

By:	/s/ Brandi Steege
Name: Brandi Steege
Title: Assistant Secretary

[Signature Page to Amended and Restated Equity Purchase Agreement]

Without becoming a party to this Agreement, STATS ChipPAC Pte. Ltd. (“STATS ChipPAC”) hereby assumes joint and several liability with Purchaser for the Purchaser Termination Fee payable by Purchaser to Seller hereunder (the “Purchaser Corporate Guarantee”).

STATS ChipPAC warrants and undertakes to Seller as below:

STATS ChipPAC has the requisite corporate or other similar power, as applicable, and has the authority to execute and deliver this guarantee, and to provide the Purchaser Corporate Guarantee. The execution and delivery of this undertaking and the consummation of the obligation contemplated herein has been duly and validly authorized by all requisite corporate, partnership or limited liability company or other similar action, as applicable on the part of STATS ChipPAC. This undertaking shall upon such execution and delivery by STATS ChipPAC to Seller, be the legal, valid and binding obligation of STATS ChipPAC, enforceable against STATS ChipPAC in accordance with it terms.

STATS ChipPAC acknowledges and accepts Section 9.7 (Governing Law) and Section 9.8 (Dispute Resolution), and such provisions are binding and enforceable against STATS ChipPAC as if it were a party thereto.

STATS ChipPAC Pte. Ltd.

By:	/s/ Li Zheng
Name: Li Zheng
Title: Director and Chief Executive Officer

[Signature Page to Amended and Restated Equity Purchase Agreement]